File No. 82-3492

07024334

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 23 2007
WASH. D.C. 186

SUPPL

LIQUOR DEPOT LIQUOR WORLD
LIQUOR STORES INCOME FUND

FOR IMMEDIATE RELEASE

LIQUOR STORES COMMENTS ON LIQUOR BARN'S FIRST QUARTER LOSS AND ANNOUNCES MAILING OF NOTICE OF EXTENSION

EDMONTON, May 17, 2007 -- Liquor Stores Income Fund (TSX:LIQ.UN) today commented on Liquor Barn Income Fund's (TSX:LBN.UN) recently disclosed loss for the first quarter of 2007 and weak financial performance over the past nine months.

In addition, Liquor Stores announced that it has mailed its Notice of Extension to Liquor Barn unitholders thereby formally extending its offer to acquire the trust units of Liquor Barn until 10:00 pm (Edmonton time) on May 28, 2007.

"We believe Liquor Barn's continued weak financial performance underscores the value of tendering to our offer," said Irv Kipnes, Liquor Stores' Chief Executive Officer.

"Notwithstanding recently announced store acquisitions, Liquor Barn indicated in its first quarter press release that it anticipates that it will only generate sufficient distributable cash in the remainder of 2007 to maintain its current monthly distribution level. We believe even that tepid outlook is ambitious given that Liquor Barn continues to distribute significantly more cash than it generates," said Mr. Kipnes.

Liquor Stores has consistently outperformed Liquor Barn:

- For the nine months ended March 31, 2007, Liquor Barn has generated distributable cash* of only $4.1 million while declaring distributions of $5.8 million, for a payout ratio* of 142.7%. For the same period, Liquor Stores has generated distributable cash* of $13.6 million and declared distributions of $13.2 million, for a significantly more conservative payout ratio of 97.1%.

- In the first quarter of 2007, Liquor Barn posted a loss of $0.07 per trust unit and attained EBITDA as a percentage of sales* of only 2.5%. By comparison, Liquor Stores generated net income of $0.17 per trust unit for the same period on the strength of EBITDA as a percentage of sales of 6.2%. (*For a reconciliation of non-GAAP measures, please see Schedule A.)

- Since its IPO, Liquor Stores has delivered unit price appreciation of 113% and a total return to unitholders of 148% (as of April 9, 2007). By comparison, from the time of its IPO until April 9, 2007, the last trading day prior to the commencement of Liquor Stores' offer, Liquor Barn's unit price depreciated by 16%, resulting in a negative total return to unitholders of 11%.

Upon the successful completion of the offer, Liquor Barn unitholders would continue to participate in the upside potential of the combined company under the leadership of Liquor Stores' management.

PROCESSED
JUN 15 2007 SC.
THOMSON
FINANCIAL

dw 6/12

"Nine of Liquor Barn's founding unitholders representing 1,127,000 units have committed to support our offer."

"We encourage other unitholders to also tender their units before our offer expires on May 28th," said Mr. Kipnes.

Questions and requests for assistance about the offer may be directed to Georgeson Shareholder Communications Canada, Inc., the Information Agent for the offer, toll-free at 1-866-656-4120.

Unitholders can also consult their broker or financial advisor for further information.

About the Offer

Liquor Stores is offering Liquor Barn unitholders 0.53 of a trust unit of Liquor Stores in exchange for each Liquor Barn trust unit, which represents a current implied value of $11.45 per Liquor Barn trust unit, or a premium of approximately 36.3%, based on the Toronto Stock Exchange closing prices of the Liquor Stores units on May 16, 2007 and the Liquor Barn units on April 9, 2007.

Full details of the offer are included in the offer and takeover bid circular dated April 10, 2007 and the notice of extension dated May 14, 2007, both of which are available to Liquor Barn unitholders by visiting www.sedar.com or the Liquor Stores' web site at www.liquorstoresincomefund.ca.

Liquor Stores has engaged RBC Capital Markets as financial advisor and dealer manager in connection with the offer. Georgeson Shareholder Communications has been engaged as the information agent for the offer and CIBC Mellon Trust Company has been retained as the depositary for the offer.

Important Information for Liquor Barn Unitholders

The offer to purchase and takeover bid circular and notice of extension filed with the provincial securities commissions in Canada contain the terms and conditions of, and other important information relating to, the offer and should be read by Liquor Barn security holders in their entirety. The public is able to obtain at no charge the offer to purchase, takeover bid circular, notice of extension and all other documents relating to the offer on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 107 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and Liquor Stores Income Fund's website at www.liquorstoresincomefund.ca.

United States Considerations

The offer is made for the securities of a Canadian trust. The offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn units otherwise than under the offer, such as in open market or privately negotiated purchases.

Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the potential benefits to be derived from the combination of Liquor Stores Income Fund and Liquor Barn Income Fund, future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Liquor Stores Income Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of Liquor Stores Income Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in Liquor Stores Income Fund's Annual Information Form and other documents Liquor Stores Income Fund files with Canadian securities regulatory authorities, copies of which are available from Liquor Stores Income Fund directly, or its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and Liquor Stores Income Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

***Non-GAAP Measures**

References to "distributable cash" are to cash available for distribution to unitholders in accordance with the distribution policies of Liquor Stores or Liquor Barn, as the case may be. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash is a measure generally used by Canadian open-ended income trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by an income trust relative to the price of the income trust's trust units, management believes that distributable cash is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in Liquor Stores. For a reconciliation of distributable cash to cash provided by operating activities please see Schedule "A".

EBITDA has been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs to net earnings before non-controlling interest. EBITDA as a percentage of sales is calculated by dividing EBITDA by sales. For the calculation of EBITDA and EBITDA as a percentage of sales please see Schedule "A".

"Payout ratio" has been calculated by dividing cash distributions declared by distributable cash. For the calculation of payout ratio please see Schedule "A".

EBITDA, EBITDA as a percentage of sales, distributable cash and payout ratio are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that EBITDA, EBITDA as a percentage of sales, distributable cash and payout ratio should not replace net earnings or loss (as determined in accordance with GAAP) or cash provided by operating activities (as determined in accordance with GAAP) as an indicator of an income trust's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. Liquor Store's method of calculating EBITDA, EBITDA as a percentage of sales, distributable cash and payout ratio may differ from the methods used by other issuers. Therefore, the EBITDA, EBITDA as a percentage of sales, distributable cash and payout ratios in this news release may not be comparable to similar measures presented by other issuers.

Schedule "A" - Reconciliation of Non-GAAP Measures to Nearest GAAP Equivalent

	Liquor Barn		Liquor Stores	
	Three months ended March 31, 2007	Nine months ended March 31, 2007	Three months ended March 31, 2007	Nine months ended March 31, 2007
Sales	$31,659,545	$111,125,518	$51,809,129	$183,570,105
Earnings (loss) before non-controlling interest	$(697,159)	$859,672	$2,383,498	$13,267,748
Interest expense	582,420	1,193,886	108,425	776,615
Amortization	919,728	2,652,831	732,484	2,106,384
EBITDA	$804,989	$4,706,389	$3,224,407	$16,150,747
EBITDA as a percentage of sales	2.5%	4.2%	6.2%	8.8%
Cash distributions	$1,937,757	$5,813,271	$4,843,600	$13,159,415
Cash flow from operating activities	$(1,243,100)	$3,464,615	$2,446,889	$8,923,447
Net change in non-cash working capital items	1,820,710	1,183,365	717,256	6,411,549
Interest expense	278,939	890,405		
Interest paid	(308,971)	(802,237)		
Unit based compensation			(227,237)	(1,227,237)
Provision for non-growth property and equipment	(534,601)	(661,244)	(133,341)	(557,090)
Distributable cash	$12,977	$4,074,904	$2,803,567	$13,550,669
Payout ratio		142.7%		97.1%

FOR FURTHER INFORMATION PLEASE CONTACT:

Corporate contacts:

Liquor Stores GP Inc.

www.liquorstoresincomefund.ca

Irv Kipnes

Chief Executive Officer

(780) 944-9994 ext. 6

Patrick de Grace

Vice President Finance and Chief Financial Officer

(780) 917-4179

Media contacts:

Longview Communications Inc

Louise Weston

(604) 644-6090

Unitholder information:

Georgeson Shareholder Communications

Toll Free: 1-866-656-4120

File No. 82-34937

Liquor Stores and Liquor Barn Reach Agreement on Waiver of Liquor Barn's Unitholder Rights Plan

EDMONTON, May 11, 2007 -- Liquor Stores Income Fund (TSX:LIQ.UN) announced today that Liquor Stores and Liquor Barn Income Fund (TSX:LBN.UN) have agreed that Liquor Barn will waive the application of its Unitholder Rights Plan to Liquor Stores' offer to acquire the outstanding trust units of Liquor Barn in order to allow Liquor Stores to take up trust units of Liquor Barn on or after May 28, 2007. In connection with this agreement, Liquor Stores has agreed to extend the expiry date of its offer from May 17, 2007 to May 28, 2007.

Liquor Stores has agreed to withdraw its application before the Alberta Securities Commission for a cease trade order in relation to the rights plan and a hearing scheduled for May 15, 2007 will be cancelled. Liquor Barn has also agreed not to proceed with a proposed related application in respect of Liquor Stores' offer.

"We are very pleased to have reached this agreement with Liquor Barn which provides a definitive date for the satisfaction of a key condition of our offer, and most importantly allows for the consideration of our offer by Liquor Barn unitholders," said Irv Kipnes, Liquor Stores' Chief Executive Officer. "As a result of the constructive manner in which this agreement has been reached, the Liquor Barn unitholders can now fully consider our offer and the benefits of combining our two income funds."

Liquor Stores will be sending formal notice of the extension to Liquor Barn unitholders early next week.

About the Offer

Liquor Stores is offering Liquor Barn unitholders 0.53 of a trust unit of Liquor Stores in exchange for each Liquor Barn trust unit, which represents a value of $11.30 per Liquor Barn trust unit, or a premium of approximately 34.6%, based on the closing prices of Liquor Stores units and the Liquor Barn units on the Toronto Stock Exchange on April 9, 2007. In addition to this premium, Liquor Barn unitholders would receive an immediate 2.6% increase in distributions plus an ongoing ownership stake in the combined company, which would be the leading independent liquor retailer in Alberta and British Columbia.

Full details of the offer are included in the offer and takeover bid circular dated April 10, 2007, that is available to Liquor Barn unitholders by visiting www.sedar.com or the Liquor Stores' web site at www.liquorstoresincomefund.ca.

Liquor Stores has engaged RBC Capital Markets as financial advisor and dealer manager in connection with the offer. Georgeson Shareholder Communications has been engaged as the information agent for the offer and CIBC Mellon Trust Company has been retained as the depositary for the offer.

Important Information for Liquor Barn Unitholders

The offer to purchase and takeover bid circular filed with the provincial securities commissions in Canada contain the terms and conditions of, and other important information relating to, the offer and should be read by Liquor Barn security holders in their entirety. The public is able to obtain at no charge the offer to purchase, takeover bid circular and all other documents relating to the offer on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com.

Questions and requests for assistance about the offer may be directed to Georgeson Shareholder Communications Canada, Inc., the Information Agent for the offer, toll-free at 1-866-656-4120. Unitholders can also consult their broker or financial advisor for further information.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 105 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and Liquor Stores Income Fund's website at www.liquorstoresincomefund.ca.

United States Considerations

The offer is made for the securities of a Canadian trust. The offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn units otherwise than under the offer, such as in open market or privately negotiated purchases.

Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the potential benefits to be derived from the combination of Liquor Stores Income Fund and Liquor Barn Income Fund, future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Liquor Stores Income Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of Liquor Stores Income Fund. There can be

no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in Liquor Stores Income Fund's Annual Information Form and other documents Liquor Stores Income Fund files with Canadian securities regulatory authorities, copies of which are available from Liquor Stores Income Fund directly, or its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and Liquor Stores Income Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Corporate contacts:
Liquor Stores GP Inc.
Irv Kipnes
Chief Executive Officer
(780) 944-9994 ext. 6

OR

Liquor Stores GP Inc.
Patrick de Grace
Vice President Finance and Chief Financial Officer
(780) 917-4179
Website: www.liquorstoresincomefund.ca

OR

Media contacts:
Longview Communications Inc.
Louise Weston
(604) 644-6090

OR

Unitholder information:
Georgeson Shareholder Communications
Toll Free: 1-866-656-4120

File No. 82-34937

FOR IMMEDIATE RELEASE

LIQUOR STORIES INCOME FUND REPORTS 2007 FIRST QUARTER RESULTS

EDMONTON, ALBERTA, May 1, 2007 – Liquor Stores Income Fund ("Liquor Stores" or the "Fund") (TSX:LIQ.UN) announced its first quarter 2007 results, including sales of $51.8 million, up 36% from $38.0 million in the first quarter of 2006, and net earnings of $0.17 per unit (basic and diluted), up 70% from $0.10 per unit (basic and diluted) in the first quarter of 2006.

The Fund had 105 stores as of March 31, 2007, compared with 76 stores as of March 31, 2006. Operating margin was $3.2 million or 6.2% of sales for the first quarter of 2007 compared to $1.9 million or 5.0% of sales for the first quarter of 2006. The strength of the Alberta and British Columbia economies helped produce an increase in same-store sales of 5.7% for the first quarter of 2007, compared with a year earlier. For the full 2007 year, the Fund expects that same-stores sales increases will moderate and be in the range of 2% to 4%.

"A major factor in our improved net earnings has been our ability to consistently increase the Fund's operating margins as we have added new stores," said Irv Kipnes, Chief Executive Officer of Liquor Stores GP Inc. "It is particularly important to note that all of the growth from new store development and acquisitions results from transactions with arms-length third parties. As a result, the accretion in value from this growth accrues to the benefit of all of the Fund's unitholders."

Added Mr. Kipnes, "Since the end of 2004 we have more than doubled in size measured by stores and we still see significant growth opportunities ahead, including commitments to develop and open seven more stores during the remainder of 2007. We believe there will continue to be a consolidation trend in the industry, particularly in British Columbia, and that the Fund is well positioned with the capital and management capabilities to benefit from this trend."

For the three months ended March 31, 2007, earnings before non-controlling interest were $2.4 million, up 116% from $1.1 million a year earlier. Net earnings were $1.8 million, up 158% from $0.7 million a year earlier.

Distributable cash for the first quarter of 2007 was $0.21 per unit, up 50% from $0.14 per unit a year earlier. Distributions declared were $0.36 per unit, up 20% from $0.30 per unit a year earlier. The liquor industry is subject to seasonal variations, with higher sales in the second half of the year. As a result, distributable cash will be less than actual distributions early in the year but will exceed distributions in the later portion of the year.

Offer for Liquor Barn

On April 10, 2007, the Fund made a unit-exchange offer for all of the outstanding trust units of Liquor Barn Income Fund of Edmonton, a transaction that values the Liquor Barn trust units at approximately $158 million. If the offer is accepted by 66 2/3% of Liquor Barn's unitholders, the Fund would become the leading independent liquor retailer in Alberta and British Columbia with an estimated combined

share of independent liquor store retail sales of over 16% in Alberta and British Columbia and approximately 19% in its core Alberta market. Based on publicly available information, the combined entity would operate 177 liquor stores in Alberta and British Columbia with pro forma revenue greater than $320 million, providing a strong platform for future growth.

Liquor Stores Income Fund

Summary Financial Results, three months ended March 31

(000) except per share	2007	2006	% change
Sales	$51,809	$38,021	36%
Operating margin	6.2%	5.0%	24%
Earnings before non-controlling interest	$2,383	1,101	116%
Diluted earnings per unit	$0.17	$0.10	70%
Distributable cash per unit	$0.21	$0.14	50%

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership. Liquor Stores Limited Partnership is Canada's largest operator of private liquor stores by number of stores and one of the two largest Alberta liquor store operators by sales revenue. The Fund currently operates 106 stores. Liquor Stores GP Inc. is the general partner of Liquor Stores Limited Partnership and is the administrator of the Fund.

Additional information about Liquor Stores Income Fund including information regarding its offer for Liquor Barn is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

NON-GAAP MEASURES

References to "distributable cash" are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's trust units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund.

Operating margin has been derived by adding interest expense and amortization of property and equipment, intangibles and pre-opening costs to net earnings before non-controlling interest. Operating margin as a percentage of sales is calculated by dividing operating margin by sales.

Operating margin, operating margin as a percentage of sales and distributable cash are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin, operating margin as a percentage of sales and distributable cash should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin, operating margin as a percentage of sales and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin, operating margin as a percentage of sales and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions (including the proposed acquisition of Liquor Barn and the benefits to be derived therefrom), budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the First Quarter 2007 Management's Discussion and Analysis attached hereto.

The information contained in this press release, including the information set forth under "Risk Factors" in the First Quarter 2007 Management's Discussion and Analysis, identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

For further information, please contact:

Irv Kipnes	Patrick de Grace, CA	Rick Crook
Chief Executive Officer	Chief Financial Officer	President & Chief Operating Officer
Liquor Stores GP Inc.	Liquor Stores GP Inc.	Liquor Stores GP Inc.
(780) 944-9994 ext 6	(780) 917-4179	(780) 497-3271

LIQUOR STORES INCOME FUND

**MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
For the Quarter Ended March 31, 2007
As of May 1, 2007**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements (the "Financial Statements") and accompanying notes of Liquor Stores Income Fund (the "Fund") for the three months ended March 31, 2007 and the annual consolidated financial statements and accompanying notes of the Fund for the year ended December 31, 2006. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements unless otherwise stated.

Throughout this MD&A references are made to "distributable cash", "operating margin", "operating margin as a percentage of sales", "payout ratio" and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures". See also "Risk Factors" and "Forward-Looking Statements" below.

References to the "Tax Fairness Plan" in this MD&A are to the Tax Fairness Plan announced by the Federal Minister of Finance on October 31, 2006, the related draft legislation included in Bill C-52 tabled by the Minister in the House of Commons on March 27, 2007 and the "safe harbour" growth guidelines issued in connection to the Tax Fairness Plan by the Federal Department of Finance on December 15, 2006.

This MD&A is dated May 1, 2007.

OVERVIEW OF THE FUND

Issuance of Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta. The trust units ("Units") of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN. Through its 75.6% ownership of Liquor Stores Limited Partnership ("Liquor Stores LP"), the Fund operates 106 retail liquor stores in Alberta and British Columbia and management believes it is the largest liquor store operator in Alberta by number of stores and one of the two largest by revenue.

The Fund commenced business operations on September 28, 2004, when it completed its initial public offering of Units and acquired the net assets of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors") for $97.4 million in cash and Subordinated and Exchangeable LP Units.

In March 2005, March 2006 and October 2006 the Fund issued 1,830,000, 1,600,000 and 1,600,000 Units, respectively, from treasury for aggregate net proceeds of $93.1 million. In conjunction with the March 2006 offering, the Vendors sold 827,132 Units by way of a secondary offering. As at May 1, 2007 there are 10,185,694 Units and 3,300,255 Subordinated and Exchangeable units outstanding. The Vendors now have a 24.4% non-controlling interest in Liquor Stores LP.

The net proceeds of the March 2005 and March 2006 issuances were used to acquire or develop 56 retail liquor stores and to temporarily repay bank financing. The net proceeds of the October 2006 issuance are also being used to temporarily repay bank financing related to inventory and will be used to fund future acquisitions and development of retail liquor stores. From inception to May 1, 2007, the aggregate cost to acquire and develop retail liquor stores, exclusive of working capital, is approximately $59.6 million.

On April 10, 2007, the Fund made an offer to acquire all of the outstanding trust units of Liquor Barn Income Fund ("Liquor Barn"). The Fund is offering Liquor Barn unitholders 0.53 of a Unit in exchange for each Liquor Barn trust unit. This transaction values the outstanding trust units of Liquor Barn at approximately $158 million. Convertible debentures of Liquor Barn in the principal amount of $15.7

million would be assumed. At April 16, 2007, Liquor Barn operated 61 retail liquor stores in Alberta and 11 in British Columbia. Unless extended or withdrawn, the offer will expire on May 17, 2007. Additional information concerning the offer can be found on the Fund's website at www.liquorstoresincomefund.ca.

During the three months ended March 31, 2007, the Fund completed the acquisition of one retail liquor store in Calgary, Alberta and closed a small store in the same market area. On April 30, 2007 the Fund acquired a 50% interest in one retail liquor store in Nanaimo, British Columbia. The Fund has commitments in place to date that will see seven additional stores developed and opened in 2007 with several more currently under negotiation.

As at May 1, 2007, the Fund operates 106 retail liquor stores located as follows:

	Alberta			British Columbia		
	Edmonton(1)	Calgary(1)	Other(2)	Lower Mainland	Other(3)	Total
Number of Stores	42	35	20	3	6	106

Notes:

(1) References to Edmonton and Calgary are to stores located in or near those urban centres.

(2) Other communities served in Alberta include Red Deer (3), Lethbridge (1), Fort McMurray (5), Slave Lake (3), Banff (1), Canmore (2), Grande Prairie (2), Edson (2) and High River (1).

(3) In British Columbia other communities served include Victoria (1), Kamloops (1), Kelowna (2), Chilliwack (1) and Nanaimo (1). The Fund also operates a pub connected to a retail liquor store in British Columbia.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 97 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. We believe that the Fund is one of the two largest liquor store operators in Alberta by revenue.

The Fund also operates nine stores and a pub in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of approximately 600 private stores and 208 government operated stores. There are also approximately 400 agency stores that service small communities.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute available cash from operations to unitholders to the extent determined prudent by the trustees of the Fund. Cash available for distribution is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the trustees, including a provision for awards related to the Fund's long-term incentive plan (the "LTIP"). The policy allows the Fund to make stable monthly distributions to its unitholders based on estimates of distributable cash. The Fund pays cash distributions on or about the 15th of each month to unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of the expected performance of existing and new stores, the competitive environment and economic conditions, including labour market trends.

Cash distributions have been made as follows from the inception of the Fund:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
February 15, 2006 to October 16, 2006	$0.10000	$1.200
November 15, 2006 to March 15, 2007	$0.11667	$1.400
Commencing April 13, 2007[1]	$0.12500	$1.500

Notes:

(1) *On February 7, 2007, the Fund announced an increase in the level of its cash distributions from $0.1167 per month to $0.125 per month commencing with the April 13, 2007 distribution.*

Distributions declared during the three months ended March 31, 2007 were $4,843,600 or $0.3584 per Unit. On a weighted average basis, distributable cash per Unit was $0.21 for the period. The liquor retail industry is subject to seasonal variations with approximately 40% of sales occurring in the first half of the year and 60% occurring in the second half. As a result, distributable cash will be less than actual distributions early in the year, but will exceed distributions for the later portion of the year. Since inception, cash distributions have totalled $32,372,095 and distributable cash has totalled $34,213,462 resulting in distributable cash exceeding cash distributions by $1,841,367 and a cumulative payout ratio of approximately 95%.

For 2006, the tax deferred portion of distributions for Canadian federal income tax purposes was approximately 28%. It is proposed under the Tax Fairness Plan that the taxable income distributed by the Fund be taxed commencing in 2011 or earlier in some circumstances more fully described under the heading "Tax Fairness Plan" below. In this regard, the Fund is reviewing the current and long-term implications to unitholders of various alternatives with respect to elective tax deductions until the new regime is in place. As such, the Fund cannot now determine the portion, if any, of the 2007 distributions that will be tax deferred.

Distributable Cash per Unit (Fund Units, Exchangeable and Subordinated LP Units)

The Fund views distributable cash as an important supplementary measure to assist unitholders in evaluating the Fund's performance as the Fund's objective is to provide a stable and sustainable flow of distributable cash to unitholders. The following table provides the calculation of the distributable cash of the Fund for the three months ended March 31, 2007 and 2006:

	Three months ended March 31,		Since inception
	2007	2006	of the Fund
Cash provided by operating activities	$ 2,446,889	$ 1,036,897	$ 15,885,853
Net change in non-cash working capital	717,256	521,196	21,060,239
Incentive plan provisions	(273,000)	–	(1,273,000)
Unit-based compensation	45,763	–	45,763
Provision for non-growth property and equipment	(133,341)	(108,013)	(1,505,393)
Distributable cash	$2,803,567	$ 1,450,080	$ 34,213,462
Weighted average units outstanding	13,525,040	10,614,445	10,971,195
Distributable cash per weighted average Unit	$0.21	$0.14	$3.12
Distributions declared per unit	$0.36	$0.30	$2.91
Basic earnings per unit	$0.17	$0.10	$2.92
Diluted earnings per unit	$0.17	$0.10	$2.88

Distributable cash is a Non-GAAP Measure. Adjustments related to non-cash working capital, equity earnings, obligations in respect of the LTIP, unit based compensation and provision for non-growth property and equipment are necessary to reconcile distributable cash to its nearest GAAP measure, cash provided by operating activities.

Net Change in Non-cash Working Capital

The Fund's investment in non-cash working capital is primarily related to increased inventory levels. This increase includes the cost of purchasing inventory for stores the Fund develops and opens, the cost of increasing inventory in acquired stores subsequent to their acquisition date, and an increase in current inventory purchased at times when favourable buying conditions exist. Other changes in non-cash working capital are relatively insignificant. The net change in non-cash working capital is added back to cash provided by operating activities to reflect fairly the Fund's historic and prospective ability to pay cash distributions.

Incentive Plan Provisions

Funding for the Fund's incentive plans occurs subsequent to the approval of the Fund's annual financial statements. For accounting purposes, the compensation expense related to the incentive plan is recognized as awards vest. Awards under the LTIP are calculated with reference to distributable cash per Unit. Although incentive plan awards have no impact on current cash provided by operating activities, the likelihood of those awards requiring a cash payment is such that management believes they should be included in the calculation of distributable cash.

Unit-Based Compensation

Unit-based compensation reflects the expense recognized in the period with respect to the LTIP and Deferred Performance Bonus provisions established at December 31, 2006. This is a non-cash expense and is therefore added back for the calculation of distributable cash.

Provision for Non-growth Property and Equipment

Non-growth property and equipment expenditures refer to capital expenditures that are necessary to sustain current productive capacity, comprised principally of store renovations and equipment replacement, together with reserves for further expenditures to maintain productive capacity. Routine repairs and maintenance are expensed as incurred. Management believes that maintenance non-growth property and equipment expenditures should be funded with cash provided by operating activities and therefore included in the calculation of distributable cash. Capital spending for growth initiatives is expected to improve future distributable cash or is funded as part of the financing plan for specific acquisition or development initiatives and as such is not deducted from cash provided by operating activities.

The following table provides an analysis of the total expenditures on property and equipment, the amounts reserved for further non-growth expenditures and the amounts charged to expense in the Fund's accounts for repairs and maintenance:

	Three months ended March 31,		Since inception
	2007	2006	of the Fund
Purchase of property and equipment including business acquisitions	$976,467	$ 687,552	$ 22,449,003
Growth expenditures including amounts relating to development and acquired stores	(843,126)	(579,539)	(21,219,164)
Purchase of non-growth property and equipment	133,341	108,013	1,229,839
Provision for further non-growth property and equipment expenditures	–	–	275,554
Total provision for non-growth property and equipment	133,341	108,013	1,505,393
Repairs and maintenance expense	112,744	71,240	676,171
Total expenditures for non-growth property and equipment purchases and repairs and maintenance expense	$ 246,085	$ 179,253	$2,181,564

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The liquor retail industry is subject to seasonable variations with respect to sales. Sales are typically slowest early in the year and increase in the latter half with the highest sales occurring in the last quarter. In 2006, 17% of sales occurred in the first quarter, 24% in the second quarter, 27% in the third quarter and 32% in the last quarter.

The following table summarizes the operating results for the quarter ended March 31, 2007 with comparative figures for 2006:

	Three months ended March 31,	
	2007 (unaudited)	2006 (unaudited)
Number of stores at March 31	105	76
Sales	$51,809,129	$ 38,020,724
Cost of sales, administrative, operating, and store acquisition and development expenses	48,584,722	36,120,331
Operating margin [1]	$3,224,407	$1,900,393
Operating margin as a percentage of sales	6.2%	5.0%

Note:

(1) *Operating margin has been calculated as described under "Non-GAAP Measures"*

Sales

Sales for the quarter ended March 31, 2007 increased to $51.8 million from $38.0 million in 2006. This increase is primarily due to the increase in the number of stores operated to 106 at March 31, 2006 compared to 76 at March 31, 2006. The $13.8 million increase is the result of:

- an increase in same store sales of $2.0 million or 5.7% to $37.0 million for the three months ended March 31, 2007;
- an increase of $10.8 million in sales to $11.0 million for the 29 stores acquired or opened in 2006, which are operating at March 31, 2007;
- sales of $1.2 million for the store acquired in March 2007 net of sales of a store closed in February 2007; and
- a decrease in wholesale licensee sales of $0.2 million or 8.8% to $2.6 million for the three months ended March 31, 2007 compared to same period in 2006. Due to the low product margins for licensee sales, the effect on operating margin is minimal.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense ("Operating Expense")

Operating Expense for three months ended March 31, 2007 increased to $48.6 million, which is $12.5 million higher than in 2006. These increases are consistent with the increase in number of stores being operated.

Operating expense includes the recognition of deferred unit-based compensation expense for the LTIP, the 2007 Incentive Plan and Deferred Share Unit Plan. During the three months ended March 31, 2007, the Fund recognized compensation expense of $2,288 for the LTIP, $43,475 for the 2007 Incentive Plan and $58,634 for the Deferred Share Unit Plan.

Operating Margin

Operating margin (as defined under "Non-GAAP Measures") increased to $3.2 million for the three months ended March 31, 2007 from $1.9 million in 2006. Operating margin as a percentage of sales was 6.2% for the three months ended March 31, 2007 compared to 5.0% for the same period last year.

Earnings before Non-controlling Interest and Net Earnings

Earnings before non-controlling interest for the three months ended March 31, 2007 of $2.4 million increased over the same period in 2006, which had earnings before non-controlling interest of $1.1 million.

Net earnings for the three months ended March 31, 2007 increased by $1.1 million over 2006 to $1.8 million.

Income Taxes

Under existing income tax legislation, the Fund deducts distributions to unitholders that are not a return of capital in the determination of its taxable income. For accounting purposes income tax provisions are only recorded in respect of incorporated subsidiaries. Consequently, income taxes recorded in the Fund's accounts have been nominal.

GAAP requires the effect of changes in income tax legislation on tax provisions to be recorded prospectively once the legislation has been substantively enacted. Since the legislation related to the Tax Fairness Plan has not been substantively enacted, the Fund has not provided for any related income tax effect in its March 31, 2007 financial statements. See "Tax Fairness Plan below".

Condensed Quarterly Information

	2007	2006				2005		
	March 31	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30
		(thousands of dollars except per Unit amounts)						
Balance Sheet								
Cash and cash equivalents	$ 1,715	$ 3,397	$ 1,683	$ 276	$ 2,935	$ 2,047	$ 172	$ 266
Total assets	188,311	187,097	173,736	165,812	141,511	140,806	127,114	118,425
Bank indebtedness	11,893	5,455	28,964	15,495	–	15,493	8,993	–
Total current liabilities	17,489	12,896	32,140	20,481	4,092	20,427	11,628	2,996
Long-term debt	–	–	2,500	7,500	–	11,352	7,359	7,500
Unitholders' equity	137,922	140,709	105,974	105,115	104,775	67,327	66,648	66,167
Non-controlling interest	32,900	33,496	33,120	32,716	32,643	41,700	41,471	41,762
Statement of Earnings								
Sales	51,809	71,010	60,751	52,215	38,021	50,686	41,434	38,505
Earnings before non-controlling interest	2,383	6,206	4,678	3,992	1,101	3,676	2,966	2,760
Net earnings for the period	1,767	4,627	3,332	2,871	684	2,202	1,764	1,637
Basic earnings per Unit	$0.17	$0.45	$0.39	$0.33	$0.10	$0.38	$0.29	$0.27
Diluted earnings per Unit	$0.17	$0.45	$0.39	$0.33	$0.10	$0.37	$0.29	$0.27
Distributable cash per Unit	$0.21	$0.45	$0.43	$0.38	$0.14	$0.44	$0.29	$0.26

LIQUIDITY AND CAPITAL RESOURCES

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of May 1, 2007:

	Units
Fund Units	10,185,694
Liquor Stores LP Exchangeable LP Units	1,175,255
Liquor Stores LP Subordinated LP Units	2,125,000
	13,485,949

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

In the first three months of 2007, 1,425 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $14,231. The Fund also issued 2,492 Units from treasury to the LTIP in this period.

Tax Fairness Plan

On October 31, 2006 the Federal Minister of Finance proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders (the "Tax Fairness Plan"). On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the Tax Fairness Plan pursuant to which, commencing January 1, 2011 (provided the Fund only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Fund which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Fund level. On March 27, 2007, a Notice of Ways and Means Motion was tabled to enact the Tax Fairness Plan. Assuming the Tax Fairness Plan is ultimately enacted in its present form, the implementation of such legislation would be expected to result in adverse tax consequences to the Fund and certain unitholders (including most particularly unitholders that are tax deferred or non-residents of Canada) and may affect cash distributions from the Fund.

The Tax Fairness Plan provides that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to the Fund of that transitional period. As a result, the adverse tax consequences resulting from the Tax Fairness Plan could be realized sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a specified investment flow-through trust or partnership's ("SIFT") market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). These guidelines have been incorporated into the March 27, 2006 Notice of Ways and Means Motion discussed above. Those safe harbour limits are the greater of $50 million or 40% of the market capitalization benchmark for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative (other than the $50 million annual limit), so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);
(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and
(c) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for these purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Fund's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Units, was approximately $227 million, which means the Fund's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $90 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $45 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006, which was approximately $8 million).

It is not known at this time when the Tax Fairness Plan will be enacted by Parliament, if at all, or whether the Tax Fairness Plan will be enacted in the form currently proposed or new proposals will be proposed or enacted.

Credit Facilities

The Fund has a $32 million demand operating loan that can be increased to $38 million to accommodate seasonal inventory highs, a $14.5 million committed non-revolving capital loan and a $15 million committed non-revolving acquisition loan with a Canadian chartered bank. The total of all available credit facilities is $62 million.

As of May 1, 2007, total indebtedness under all credit facilities is approximately $10.4 million and is primarily related to inventory financing. As acquisitions occur and new stores are opened, credit facilities will be utilized as required.

Capital Expenditures

During the three months ended March 31, 2007, the Fund acquired one store. Since inception, the Fund has acquired or developed and opened 56 stores at an aggregate cost of $59.6 million exclusive of working capital.

The Fund will continue to pursue acquisition opportunities and to open new stores. In addition, the replacement of in-store information systems is anticipated to begin in 2007. The improvements in marketing and administrative processes related to this replacement are expected to reduce overhead costs and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is in the range of $2.0 to $2.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates.

The Fund is not subject to significant exposure to interest rate fluctuations. Based on an assumed outstanding debt balance of $32 million a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $320,000 or $0.02 per Unit.

Contractual Obligations

The table below sets forth, as of March 31, 2007, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases.

	2008	2009	2010	2011	2012	2013 and thereafter
Operating leases	$6,714,807	$5,547,801	$4,527,003	$3,938,231	$3,386,804	$8,333,361
Total	$6,714,807	$5,547,801	$4,527,003	$3,938,231	$3,386,804	$8,333,361

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying

value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in earnings.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the net tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Other Comprehensive Income

New accounting standards are in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments and disclosure of comprehensive income. Effective January 1, 2007, the Fund has adopted Canadian Institute of Chartered Accountants ("CICA") Handbook sections 1530 – Comprehensive Income, 3855 – Financial Instruments – Recognition and Measurement, and 3865 – Hedges. As the Fund has no items of other comprehensive income, net earnings for the period is equivalent to comprehensive income.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter ended March 31, 2007, the Fund incurred professional fees of $89,417 to a law firm of which a director of Liquor Stores GP Inc. (the "Liquor Stores GP"), a subsidiary of the Fund, is a partner. Rent paid to companies controlled by directors of the Liquor Stores GP amounted to $21,034. One such arrangement was terminated effective April 1, 2007. The Fund paid fees and expenses to a company

controlled by the Chief Executive Officer of the Liquor Stores GP relating to supervision of the construction of developed stores of $10,674 (see note 6 to the Financial Statements).

The Fund has entered into a lease for new office premises with a company associated with the Chief Executive Officer of the Liquor Stores GP. The Fund has received independent fairness and legal opinions concerning the terms of the lease. Rent payments for this lease are scheduled to begin June 2007.

OUTLOOK

During the quarter ended March 31, 2007, the Fund focused on improving its operating performance posting a 5.7% increase in same store sales and an improvement in operating margin from 5.0% for the first quarter of 2007 to 6.2%.

Strategically, the Fund made an offer for all of the outstanding trust units of Liquor Barn, a transaction that values the Liquor Barn trust units at approximately $158 million. If the offer is accepted by 66 2/3% of Liquor Barn's unitholders and all other conditions to the offer are satisfied or waived by the Fund, the Fund would become the leading independent liquor retailer in Alberta and British Columbia with an estimated combined share of independent liquor store retail sales of over 16% in Alberta and British Columbia and approximately 19% in its core Alberta market. The combined entity will operate 177 liquor stores in Alberta and British Columbia with pro forma revenue greater than $320 million, providing a strong platform for future growth.

The Fund has also focused on its other growth opportunities following the acquisition and store development strategy that led to an increase in the number of stores to 106 from 75 in 2006. The Fund believes there will continue to be a consolidation trend in the industry, particularly in British Columbia, and that the Fund is well positioned with the capital and human resources to benefit from this trend.

In addition to the two stores the Fund acquired to date in 2007, the Fund has commitments to develop and open seven stores in 2007.

For 2007, we expect same store sales growth to be moderate and in the range of 2% to 4%.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Fund has evaluated the effectiveness of the Fund's disclosure controls and procedures (as defined under Multilateral Instrument 52-109 ("MI 52-109") of the Canadian Securities Administrators) as of March 31, 2007, and has concluded that the design and effectiveness of these controls and procedures provides reasonable assurance that material information relating to the Fund, including its consolidated subsidiaries, will be made known to management on a timely basis to ensure adequate disclosure.

There have been no changes in the Fund's internal controls over financial reporting (as defined under MI 52-109) that occurred during the quarter ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Fund's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's Units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; its ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores;

failure to successfully integrate acquisitions; dependence on key personnel; the Fund's ability to hire and retain staff at acceptable wage levels, risks related to the possibility of future unionization; supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund its growth strategy beyond its available credit facilities; dependence of the Fund on Liquor Stores Limited Partnership ("Liquor Stores LP") and Liquor Stores GP; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Liquor Stores LP restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of a substantial amount of its operating cash flow; income tax related risks including the Tax Fairness Plan; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to ''distributable cash'' are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund. For a reconciliation of distributable cash to cash provided by operating activities please see "Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)".

Operating margin for purposes of disclosure under "Operating Results" has been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs to net earnings before non-controlling interest. Operating margin as a percentage of sales is calculated by dividing operating margin by sales.

"Payout ratio" is calculated by dividing cash distributions declared by distributable cash.

Operating margin, operating margin as a percentage of sales, distributable cash and payout ratio are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin, operating margin as a percentage of sales, distributable cash and payout ratio should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin, operating margin as a percentage of sales, distributable cash and payout ratio may differ from the methods used by other issuers. Therefore, the Fund's operating margin, operating margin as a percentage of sales, distributable cash and payout ratio may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but

not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

Liquor Stores Income Fund

Interim Consolidated Financial Statements
(unaudited)

March 31, 2007
(expressed in Canadian dollars)

Liquor Stores Income Fund
Consolidated Balance Sheets (unaudited)

	March 31, 2007	December 31, 2006
Assets	$	$
Current assets		
Cash and cash equivalents	1,714,949	3,396,967
Accounts receivable	1,165,209	1,524,689
Inventory	49,233,515	49,702,563
Prepaid expenses and deposits (note 4)	1,693,420	1,158,617
	53,807,093	55,782,836
Pre-opening costs	753,121	818,823
Deposits on future acquisitions (note 4)	1,432,621	1,632,621
Property and equipment	23,500,983	23,040,537
Future income tax asset	60,000	62,400
Intangible assets	768,091	806,044
Goodwill	107,987,784	104,953,874
	188,310,693	187,097,135
Liabilities		
Current liabilities		
Bank indebtedness (note 5)	11,892,852	5,455,414
Accounts payable and accrued liabilities	3,393,097	5,303,678
Current tax payable	20,900	61,800
Distributions payable to unitholders (note 11)	1,273,211	1,193,645
Distributions payable to non-controlling interest (note 11)	908,507	881,282
	17,488,567	12,895,819
Non-controlling interest (note 9)	32,900,282	33,495,557
	50,388,849	46,391,376
Unitholders' Equity		
Fund Units (notes 7)	138,772,764	139,708,519
Cumulative undistributed earnings (excess distributions)	(896,683)	997,240
Contributed surplus	45,763	-
	137,921,844	140,705,759
	188,310,693	187,097,135

Liquor Stores Income Fund

Consolidated Statements of Earnings, Comprehensive Income and Cumulative Undistributed Earnings (unaudited)

	Three month period ended	
	March 31, 2007	March 31, 2006
	$	$
Sales	51,809,129	38,020,724
Cost of sales, operating, administrative, acquisition and store development	48,584,722	36,120,331
Operating earnings before amortization	3,224,407	1,900,393
Amortization		
Property and equipment	567,979	416,042
Intangible assets	37,952	29,487
Pre-opening costs	126,553	43,075
	732,484	488,604
Interest		
Interest expense on bank indebtedness	(108,425)	(195,019)
Interest expense on long-term debt	-	(115,381)
	(108,425)	(310,400)
Earnings before non-controlling interest	2,383,498	1,101,389
Non-controlling interest	(616,966)	(417,264)
Net earnings and comprehensive income for the period (note 2)	1,766,532	684,125
Cumulative undistributed earnings, beginning of period	997,240	336,539
Distributions declared (note 11)	(3,660,455)	(2,099,119)
Cumulative undistributed earnings, end of period	(896,683)	(1,078,455)
Basic earnings per unit (note 10)	0.17	0.10
Diluted earnings per unit (note 10)	0.17	0.10

Liquor Stores Income Fund

Consolidated Statements of Cash Flows (unaudited)

	Three month period ended	
	March 31, 2007	March 31, 2006
	$	$
Cash provided by (used in)		
Operating activities		
Net earnings for the period	1,766,532	684,125
Items not affecting cash		
Amortization	732,484	488,604
Other	2,400	(31,900)
Equity income	-	(6,856)
Non-controlling interest	616,966	417,264
Unit-based compensation	45,763	-
	3,164,145	1,551,237
Net change in non-cash working capital items	(717,256)	(514,340)
	2,446,889	1,036,897
Financing activities		
Net proceeds from the issuance of Units (note 7)	-	30,549,000
Units acquired (note 8)	(949,986)	-
Increase (decrease) in bank indebtedness	6,437,438	(15,492,652)
Proceeds of long-term debt	-	(11,352,466)
Repayment of long-term debt	-	-
Distributions paid to unitholders	(3,580,889)	(1,790,631)
Distributions paid to non-controlling interest	(1,155,920)	(1,156,445)
Dividends paid to non-controlling interest by subsidiaries	(14,866)	-
	735,777	756,806
Investing activities		
Business acquisitions (note 3(a))	(4,193,756)	-
Additional goodwill acquired (note 3(b))	(60,508)	-
Deposits on future acquisitions (note 4)	(100,000)	-
Purchase of property and equipment	(449,569)	(687,552)
Pre-opening costs	(60,851)	(194,190)
Repayment from (investment in) equity investee	-	(24,140)
	(4,864,684)	(905,882)
Increase (decrease) in cash and cash equivalents	(1,682,018)	887,821
Cash and cash equivalents balance, beginning of period	3,396,967	2,047,400
Cash and cash equivalents balance, end of period	1,714,949	2,935,221

Supplemental disclosure of cash flow information (note 12)

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

As at March 31, 2007, the Fund operated 97 (March 31, 2006 – 71) retail liquor stores in Alberta and 8 (March 31, 2006 - 5) retail liquor stores in British Columbia. Of these stores, 94 (March 31, 2006 – 72) were acquired by the Fund and 11 (March 31, 2006 - 4) were developed by the Fund.

2 Significant accounting policies and basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2006. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2006.

Effective January 1, 2007, the Fund has adopted Canadian Institute of Chartered Accountants ("CICA") Handbook sections 1530 – Comprehensive Income, 3855 – Financial Instruments – Recognition and Measurement, and 3865 – Hedges.

As the Fund has no items of other comprehensive income, net earnings for the period is equivalent to comprehensive income.

3 Business acquisitions

(a) Current period acquisition

During the quarter ended March 31, 2007, the Fund completed the acquisition of one retail liquor store business. The business acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The purchase price allocation is preliminary and is subject to change once the final valuations of assets acquired are completed and the final determination of costs related to the acquisition has been made.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their preliminary fair values, is as follows:

	$
Purchase price:	
Cash deposit paid in 2006	300,000
Cash paid in 2007	4,193,756
	4,493,756
Net assets acquired:	
Working capital	992,456
Property and equipment	526,898
Goodwill	2,974,402
	4,493,756

* Of the goodwill resulting from business acquisitions, $2,591,183 is deductible for tax purposes at 7% per year.

(b) Contingent consideration

For three agreements entered into in 2005 for the purchase of certain retail liquor stores, the Fund may be required to make contingent payments as follows: i) $100,000 each year for the next five years provided that certain sales thresholds are achieved; ii) 1% of gross sales of certain stores payable quarterly for the next five years to a cumulative maximum of $450,000; and iii) on March 15, 2008 and 2009, a payment equal to 50% times a multiple of earnings less payments to date .

Given the uncertainty with respect to the amount and timing of such payments, no amount was recorded with respect to this contingent consideration at the time of the respective acquisitions. The Fund will recognize additional consideration payable and goodwill when the outcome of these contingencies becomes determinable. During the period, additional goodwill of $60,508 was recorded relating to the payment of contingent consideration and the finalization of prior period purchase price allocations.

4 Deposits on future acquisitions

At March 31, 2007 the Fund had tendered deposits for five retail liquor stores in the amount of $1,432,621 (December 31, 2006 – 1,632,621). In addition, deposits for inventory and working capital in the amount of $962,857 were included in prepaid expenses and deposits at March 31, 2007 (December 31, 2006 - $306,252). During the period ended March 31, 2007 the Fund drew down the future business acquisitions deposits by $300,000 through the purchase of one retail liquor store, and tendered additional deposits totalling $100,000.

5 Bank indebtedness and long-term debt

Bank indebtedness

The Fund has an available $32 million operating line, with a seasonal bulge to $38 million between October 1 and February 28. Interest on bank indebtedness is payable at the lender's prime rate. As at March 31, 2007, the bank indebtedness rate of interest was 6% (December 31, 2006 – 6.0%) and $12,963,535 (December 31, 2006 - $7,532,285) was drawn on the operating line, offset by outstanding cheques and deposits of $1,070,683 (December 31, 2006 - $2,076,871).

Long-term debt

Interest on long-term debt is payable at the lender's prime rate plus 0.25%. As of March 31, 2007 the effective long-term debt rate of interest was 6.25% (December 31, 2006 – 6.25%). There was no long-term debt outstanding at March 31, 2007.

The Fund has an available $30.8 million credit facility consisting of a $14.5 million committed non-revolving loan to be used in financing capital assets of the Fund, a $15 million committed non-revolving loan to assist in financing the acquisition and development of liquor stores, a $0.65 million demand loan to cover electronic funds transfer payments, and a $0.65 million demand non-revolving loan to be used in financing motor vehicle and other asset acquisitions.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP, a subsidiary of the Fund, and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance. The assets of Liquor Stores LP represent substantially all of the Fund's assets.

6 Related party transactions

A director of a subsidiary of the Fund is a partner in a law firm to which, during the three month period ended March 31, 2007, the Fund incurred professional fees of $89,417. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $21,034. One such arrangement was terminated effective April 1, 2007. Further, the Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the Fund, relating to the supervision of construction of developed stores and lease administration, in the amount $10,674. Subsequent to March 31, 2007 this arrangement has ended. The Fund has entered into a lease for new office premises with a company controlled by the Chief Executive Officer. The Fund has received independent fairness and legal opinions concerning the terms of the lease. Rent payments for this lease are scheduled to begin June 1, 2007. These operating and administrative expenses are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $6,469 (December 31, 2006 - $4,307) relating to these transactions.

7 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2006	10,228,320	10,271,305	139,708,519
Issued for Exchangeable LP Units	1,425	-	14,231
Units issued on March 9, 2007	2,492	-	50,014
Treasury Units	(46,543)		(1,000,000)
Balance – March 31,2007	10,185,694	10,271,305	138,772,764

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

Consideration for units issued on exchange of Liquor Stores LP Exchangeable LP Units during the three months ended March 31, 2007 was recorded at the carrying amount of the Liquor Stores LP Exchangeable LP Units in accordance with EIC-151.

Treasury Units represent unvested Units held in the LTIP (note 8(a)) and the 2007 Incentive Plan (note 8(c)).

8 Unit-based compensation plans

a) Long term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts. The monthly cash distributions received by the Plan will be remitted to the participant when the Units become vested.

The Plan is managed through a separate trust, which is considered a variable interest entity. As the Fund is the primary beneficiary, the Fund consolidates the Plan in its financial statements.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a separate trust (the "LTIP Trust"). The LTIP Trust will use the funds to purchase Units in the open market or from treasury, and such Units will vest to the eligible employees over a three-year period. Threshold amounts and participation rates are as follows:

Excess percentage	Participation rate
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

The following table summarizes the status of the Plan:

	For the quarter ended March 31, 2007 #	For the quarter ended March 31, 2006 #
Unvested Units, beginning of period	492	-
Granted	2,492	-
Vested Units transferred to participants	(292)	-
Unvested Units, end of period	2,692	-

On March 9, 2007, 2,492 Units were granted and issued from treasury at a price of $20.07 per Unit for a total cost of $50,014. The compensation expense will be recognized over the vesting period of three years. Compensation expense of $2,288 was recorded for the three months ended March 31, 2007 (March 31, 2006 - $ nil).

b) Trustee and director deferred unit plan

The Fund maintains a deferred share unit plan (the "DSU Plan") to enhance the ability of the Fund to attract and retain non-employee Trustees and Directors whose training, experience and ability will promote the interests of the Fund and to align the interests of such non-employee Trustees and Directors with the interests of Unitholders. The DSU Plan is designed to permit such non-employee Trustees and Directors to defer the receipt of a maximum of 50% of the cash compensation otherwise payable to them for services to the Fund. As the Fund intends to settle its obligations related to the DSU Plan through cash payments, these obligations are accrued as a liability, which is adjusted to fair value based on the current market value of Units at each balance sheet date. Awards accruing to DSU Plan participants in the quarter ended March 31, 2007 totalled $58,634 (2006 - $ nil), which were recorded as compensation expense in the period. As at March 31, 2007 participants have accumulated an entitlement to the equivalent cash value of 7,174 Units under the DSU Plan (December 31, 2006 – 5,183).

c) 2007 Incentive Plan

A special one-time discretionary compensation plan (the "2007 Plan") was implemented in the first quarter of 2007 in order to retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees. The Units will vest over a three-year period from the March 7, 2007 grant date to January 7, 2010. The monthly cash distributions received by the 2007 Plan will be remitted to the participant when the Units become vested.

The following table summarizes the status of the 2007 Plan:

	For the quarter ended March 31, 2007 #	For the quarter ended March 31, 2006 #
Unvested Units, beginning of period	-	-
Granted	43,851	-
Vested Units transferred to participants	-	-
Unvested Units, end of period	43,851	-

$950,000 was granted effective March 7, 2007 to purchase Units under the 2007 Plan. In total, 43,851 Units were purchased in the open market at an average price of $21.66 per Unit. The $950,000 compensation expense will be recognized over the vesting period of three years. Compensation expense of $43,475 was recorded for the three months ended March 31, 2007 (March 31, 2006 - $ nil).

9 Non-controlling interest

Exchangeable and Subordinated Unitholders

	Liquor Stores LP Exchangeable LP Units	Liquor Stores LP Subordinated LP Units	Total
	#	#	#
Liquor Stores Limited Partnership			
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
Exchanged for Fund units	(848,637)	-	(848,637)
Balance – December 31, 2006	1,176,680	2,125,000	3,301,680
Exchanged for Fund units	(1,425)	-	(1,425)
Balance – March 31, 2007	1,175,255	2,125,000	3,300,255
Fund Special Voting Units – March 31, 2007	1,175,255	2,125,000	3,300,255
	$	$	$
Balance – December 31, 2005	20,351,876	21,348,354	41,700,230
Earnings	1,561,740	2,776,427	4,338,167
Units exchanged for Fund Units	(8,390,994)	-	(8,390,994)
Distributions declared	(1,642,824)	(2,656,463)	(4,299,287)
Balance – December 31, 2006	11,879,798	21,468,318	33,348,116
Earnings	209,751	379,437	589,188
Exchanged for Fund Units	(14,231)	-	(14,231)
Distributions declared (note 11)	(421,543)	(761,600)	(1,183,145)
Balance – March 31, 2007	11,653,775	21,086,155	32,739,930
Subsidiaries			
Balance – December 31, 2005			-
Acquisitions during the period			70,992
Earnings			124,467
Dividends paid			(48,018)
Balance - December 31, 2006			147,441
Earnings			27,778
Dividends paid			(14,867)
Balance – March 31, 2007			160,352
Total			**32,900,282**

10 Earnings per Unit

	March 31, 2007 (3 months) $	March 31, 2006 (3 months) $
Net Earnings (numerator utilized in basic Earnings per Unit)	1,766,532	684,125
Non-controlling interest	589,188	417,264
Earnings (numerator utilized in diluted Earnings per Unit)	2,355,720	1,101,389
	#	#
Units outstanding, beginning of period	10,228,320	6,179,683
Weighted average of Units issued less treasury Units acquired	(4,720)	436,497
Denominator utilized in basic earnings per unit	10,223,600	6,616,180
Exchangeable and Subordinated Units	3,301,440	3,998,265
Denominator utilized in diluted earnings per unit	13,525,040	10,614,445
	$	$
Earnings per Unit - Basic	$0.17	$0.10
Earnings per Unit - Diluted	$0.17	$0.10

11 Distributions

Distributions are determined in accordance with the Trust Indenture, and are based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $0.3584 (2006 - $0.30) per Unit for each of Fund Units, Exchangeable LP Units and Subordinated LP Units were declared by the Fund for the three months ended March 31, 2007.

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Date distribution declared	Date distribution paid	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
January 15, 2007	February 15, 2007	1,193,622	1,193,622	137,319	137,319	1,330,941	1,330,941
February 15, 2007	March 15, 2007	1,193,622	1,193,622	137,319	137,319	1,330,941	1,330,941
March 15, 2007	April 13,2007	1,273,211		908,507		2,181,718	
		3,660,455	2,387,244	1,183,145	274,638	4,843,600	2,661,882

At March 31, 2007, distributions payable to unitholders was $1,273,211 (December 31, 2006 – $1,193,645) and distributions payable to non-controlling interest was $908,507 (December 31, 2006 - $881,282). Distributions outstanding as at March 31, 2007 were paid in April 2007.

12 Supplemental disclosure of cash flow information

	For the quarter ended March 31, 2007 $	For the quarter ended March 31, 2006 $
Interest paid	108,425	310,400
Income taxes paid	278	-

13 Segmented information

The Fund identifies operating segments based on business activities, management responsibility, and geography. The Fund operates within a single operating segment, being the operation of retail liquor stores in Canada. All of the Fund's assets are located in Canada.

14 Seasonal nature of the business

The Fund's results for the first quarter of 2007 are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The Fund historically experiences higher sales in the third and fourth quarters, while the first and second quarter typically experience lower sales levels due to seasonal shopping patterns. Occupancy related expenses, operating and administrative expense, amortization and interest expense remain relatively steady throughout the year.

15 Subsequent events

On April 10, 2007 the Fund made an offer to acquire all of the outstanding trust units of Liquor Barn Income Fund ("Liquor Barn"). The Fund is offering 0.53 of a trust unit of the Fund for each trust unit of Liquor Barn. There are approximately 14 million Liquor Barn trust units outstanding. This transaction values the outstanding Liquor Barn units at approximately $158 million. Liquor Barn unitholders have until May 17, 2007 to accept the offer unless extended or withdrawn.

On April 30, 2007 the Fund acquired a 50% interest in a retail liquor store in British Columbia. The purchase price on the acquisition will be allocated to the fair value of the acquired assets when determined. The acquisition will not have a material impact on the assets, liabilities or future operations of the Fund.

File No. 82-34937

Form 52-109F2 - Certification of Interim Filings

I, ***Irv Kipnes, Chief Executive Officer of Liquor Stores GP Inc.,*** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of ***Liquor Stores Income Fund,*** (the issuer) for the interim period ending ***March 31, 2007;***
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 1st day of May 2007

[Signed] Irv Kipnes

Chief Executive Officer
Liquor Stores GP Inc.

File No. 82-34937

Form 52-109F2 - Certification of Interim Filings

I , ***Patrick de Grace, Vice President Finance & Chief Financial Officer of Liquor Stores GP Inc.***, certify that:

6. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of ***Liquor Stores Income Fund,*** (the issuer) for the interim period ending ***March 31, 2007;***

7. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

8. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

9. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (c) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (d) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

10. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 1st day od May, 2007

[Signed] Patrick de Grace

Vice President Finance & Chief Financial Officer
Liquor Stores GP Inc.

Liquor Stores Income Fund First Quarter 2007 Results Conference Call

EDMONTON, Alberta – (CCN Matthews – April 27, 2007) - Liquor Stores Income Fund ("Liquor Stores") (TSX:"LIQ.UN") will conduct a conference call on May 2, 2007, following the release of its financial results on May 1, 2007, for the first quarter ending March 31, 2007. The details of the conference call are as follows:

Date:	Wednesday, May 2, 2007
Time:	9:00 a.m. EST
Participants:	Irv Kipnes, CEO
	Rick Crook, EVP & COO
	Pat de Grace, CFO
Local Access Number:	416-695-9719
Toll-Free Access:	1-866-852-2121

An archived recording of the conference call will be available approximately one hour after the completion of the call until May 9, 2007, by dialling: 416-695-5275 or Toll-Free Access: 1-888-509-0081. The required Passcode is: 643931. An archived recording of the call will also be available on the Liquor Stores Income Fund website.

Liquor Stores is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited. Liquor Stores Income Fund is Western Canada's largest operator of private liquor stores by number of stores. The Fund currently operates 105 stores, 7 of which are located in British Columbia.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

- 30 -

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace
VP Finance &Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

Rick Crook
President & Chief Operating Officer
Liquor Stores GP Inc.
(780) 497-3271

File No. 82-34937

April 27, 2007

Liquor Stores Responds to Liquor Barn Trustees' Circular

Additional Founding Unitholders Sign Support Agreements, Increasing Voting Units Committed to the Offer to 7.5% of Total Voting Units Outstanding

EDMONTON, ALBERTA--(CCNMatthews - April 27, 2007) - Liquor Stores Income Fund ("Liquor Stores") (TSX:LIQ.UN) responded today to the announcement by Liquor Barn Income Fund ("Liquor Barn") (TSX:LBN.UN) that its Board of Trustees has recommended to unitholders that they not tender their units to the Liquor Stores offer.

Irv Kipnes, chief executive officer of Liquor Stores GP Inc. said, "We do not believe Liquor Barn unitholders will be persuaded by the arguments Liquor Barn's Board has made to support its recommendation and we remain confident in the success of our offer. Notwithstanding the initiation of its strategic review process, Liquor Barn appears to be positioning itself to remain independent. By doing so, Liquor Barn is asking unitholders to accept the risk that Liquor Barn can deliver greater value than we are providing under our offer, which includes a premium of over 30% to Liquor Barn's closing unit price on April 9, 2007, plus an immediate 2.6% distribution increase and the ongoing value we believe we can create by bringing our management expertise to the combined company. We see nothing in Liquor Barn's track record or future plans that would support the belief that Liquor Barn can deliver greater value than our offer provides."

"Over the past two weeks we have met with many of Liquor Barn's largest unitholders and have received their enthusiastic support. In addition to the immediate value provided by our offer, they are excited about the opportunities for enhanced growth and the realization of synergies, as well as Liquor Stores' proven track record of operational excellence, successful integration of acquisitions and delivery of value to unitholders."

"We are pleased to have also received the unanimous support of the independent equity analysts who have published reports on our offer," said Mr. Kipnes.

Liquor Stores announced that it has entered into support agreements with four additional founding unitholders of Liquor Barn, who together hold approximately 240,000 Liquor Barn units and special voting units representing an additional 1.7% of the voting interest in Liquor Barn. This is in addition to the support agreements entered into before the commencement of the offer with four of the founding unitholders of Liquor Barn who hold an aggregate of 808,942 special voting units (5.8% of the voting interest in Liquor Barn). As a result, the holders of approximately 7.5% of the voting interest in Liquor Barn have now formally committed to support the offer.

In reviewing the trustees' circular filed by Liquor Barn, Liquor Stores has noted a number of key points that warrant comment and clarification:

- The Liquor Stores offer is fair and fully reflects the intrinsic value of the Liquor Barn units. Liquor Barn suggests that the offer is inadequate and opportunistic and fails to recognize the "intrinsic value" of its units. Liquor Stores believes that this position is not supported by the facts. In particular, it must be noted that Liquor Stores first proposed to acquire Liquor Barn at a 0.53 unit for unit exchange ratio in February

2007. Liquor Barn rejected the Liquor Stores proposal on March 8, 2007, and then on March 20, 2007, Liquor Barn announced a dilutive equity financing at a price of $8.40 per unit. On that date, Liquor Stores' proposed offer had a value of $11.55 per unit, representing a premium of approximately 38%. The premium under the offer compares very favourably to the premiums in other trust acquisitions.

In light of these facts we fail to see how our offer could be considered to be either inadequate or opportunistic. Further, the offer is subject only to terms and conditions that are usual and customary for a transaction of this nature.

- The Liquor Stores offer fully considers and reflects Liquor Barn's growth strategy. Liquor Barn suggests the benefits of its growth strategy are not being reflected in the offer. Again, Liquor Stores believes that this position is not supported by the facts. Prior to commencement of our offer, Liquor Barn had already communicated its expected store growth to the market; accordingly, we believe these expectations are reflected in the trading price of the units to which we have offered in excess of a 30% premium. We believe our offer adequately considers Liquor Barn's ability to deliver future value. In this regard, we note that Liquor Barn's operating margin is significantly lower than Liquor Stores' operating margin. For the six months ended December 31, 2006, Liquor Barn achieved operating margins of only 5.9% compared to a 9.8% operating margin for Liquor Stores for the same period. This amounts to approximately $3.1 million or $0.31 per unit, based on Liquor Barn's results for the six months ended December 31, 2006, that would have been available for distribution to Liquor Barn unitholders had Liquor Barn achieved operating margins on par with those of Liquor Stores.

- Liquor Barn's presence in B.C. has not translated into superior value for Liquor Barn unitholders. Liquor Barn suggests that stores in B.C. are more profitable than those in Alberta and that its B.C. growth strategy has been more effective than Liquor Stores' growth strategy. This argument is not supported by either Liquor Barn's reported operating margins or its record of value creation for Liquor Barn unitholders when compared to that of Liquor Stores. Liquor Stores believes Liquor Barn has focussed its efforts on the B.C. market in lieu of the highly profitable Alberta market in part due to competition from Liquor Stores and because stores that might have been acquired by Liquor Barn in Alberta have instead been acquired by Devco, a development entity managed and controlled by Liquor Barn CEO Dr. John Mather.

- Liquor Stores is the logical buyer of Liquor Barn and the consideration being offered provides unitholders with a potential "triple bump" in value. Liquor Barn suggests the offer value is uncertain given the unit consideration being offered. Liquor Barn unitholders are receiving a significant takeover premium, an immediate increase in monthly cash distributions and an ownership position in the combined entity that management believes has the potential to increase in value as the businesses are combined and synergies are realized. Liquor Stores management, which has a proven track record of acquiring, integrating and improving performance of multiple store operations, has identified synergies in this potential transaction that it believes are readily attainable. Upon the successful completion of the transaction, Liquor Barn unitholders would have an ongoing ownership stake in the leading independent liquor retailer in B.C. and Alberta, led by a management team with a proven track record of creating value for unitholders.

Since its IPO, Liquor Stores has delivered unit price appreciation of 113% and a total return to unitholders of 148%. By comparison, from the time of its IPO until the commencement of Liquor Stores offer on April 9, 2007, Liquor Barn's unit price depreciated by 16%, resulting in a negative total return to unitholders of 11%.

- The interests of Liquor Barn's principal founder and largest unitholder, as well as other significant founding unitholders are not fully aligned with the interests of Liquor Barn's unitholders. Liquor Barn's

CEO and certain other founding unitholders who have rejected the offer have the potential to benefit from related party transactions with Liquor Barn that have value that is not available to all unitholders.

- Liquor Barn unitholders have the option of electing to exchange their Liquor Barn units on a tax-deferred "roll-over" basis for Canadian income tax purposes. This is contrary to statements made by Liquor Barn in its circular. As any purchase of the Liquor Barn units (whether for cash and/or unit consideration) under the offer is a taxable transaction for Canadian income tax purposes, Liquor Stores has made special efforts to ensure that its offer is tax neutral for as many Liquor Barn unitholders as possible. Specifically, Liquor Stores has structured its offer to include a merger transaction option. All Liquor Barn unitholders can elect this option and exchange their Liquor Barn units for Liquor Stores units on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the recognition of any gain (or loss) for Canadian income tax purposes.

Mr. Kipnes said, "In summary, we are confident that Liquor Barn unitholders will recognize the merits of this transaction and will tender to our offer."

About the Offer

Full details of the offer are included in the offer and takeover bid circular dated April 10, 2007, that is available to Liquor Barn unitholders by visiting www.sedar.com or the Liquor Stores' web site at www.liquorstoresincomefund.ca. The offer is open for acceptance until 10:00 p.m. Edmonton time on May 17, 2007.

Liquor Stores has engaged RBC Capital Markets as financial advisor and dealer manager in connection with the offer. Georgeson Shareholder Communications has been engaged as the information agent for the offer and CIBC Mellon Trust Company has been retained as the depositary for the offer.

Important Information for Liquor Barn Unitholders

The offer to purchase and takeover bid circular filed with the provincial securities commissions in Canada contain the terms and conditions of, and other important information relating to, the offer and should be read by Liquor Barn security holders in their entirety. The public is able to obtain at no charge the offer to purchase, takeover bid circular and all other documents relating to the offer on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com.

Questions and requests for assistance about the offer may be directed to Georgeson Shareholder Communications Canada, Inc., the Information Agent for the offer, toll-free at 1-866-656-4120. Unitholders can also consult their broker or financial advisor for further information.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

United States Considerations

The offer is made for the securities of a Canadian trust. The offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn,

have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn units otherwise than under the offer, such as in open market or privately negotiated purchases.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 105 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and Liquor Stores Income Fund's website at www.liquorstoresincomefund.ca.

Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the potential benefits to be derived from the combination of Liquor Stores Income Fund and Liquor Barn Income Fund, future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Liquor Stores Income Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of Liquor Stores Income Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in Liquor Stores Income Fund's Annual Information Form and other documents Liquor Stores Income Fund files with Canadian securities regulatory authorities, copies of which are available from Liquor Stores Income Fund directly, or its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and Liquor Stores Income Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

Non-GAAP measures

Operating margin has been derived by adding interest expense, amortization of property and equipment, intangibles, pre-opening costs and, in the case of Liquor Barn, inventory fair value adjustment to net earnings before non-controlling interest, and dividing the result by sales. Operating margin as so defined is not a measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of Liquor Stores' performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. Liquor Stores' method of calculating operating margin may differ from the methods used by other issuers. Therefore, Liquor Stores' operating margin may not be comparable to similar measures presented by other issuers, including Liquor Barn.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Corporate contacts:
Liquor Stores GP Inc.
Irv Kipnes
Chief Executive Officer
(780) 944-9994 ext. 6

OR

Liquor Stores GP Inc.
Patrick de Grace
Vice President Finance and Chief Financial Officer
(780) 917-4179
Website: www.liquorstoresincomefund.ca

OR

Media contacts:
Longview Communications Inc.
Louise Weston
(604) 644-6090

OR

Unitholder information:
Georgeson Shareholder Communications
Toll Free: 1-866-656-4120

INDUSTRY: Food and Beverage-Beverages Non Alcoholic and Alcohol-Wine/Spirits, Food and Beverage-Retailers
SUBJECT: STK

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File No. 82-34937

NEWS RELEASE **APRIL 27, 2007**

LIQUOR STORES INCOME FUND ENTERS INTO SUPPORT AGREEMENTS IN CONNECTION WITH ITS OFFER TO ACQUIRE ALL OF THE OUTSTANDING TRUST UNITS OF LIQUOR BARN INCOME FUND

Edmonton, Alberta – Liquor Stores Income Fund ("**Liquor Stores**") announced today that it entered into support agreements (the "**Support Agreements**") on April 26, 2007 with each of Duffy's Liquor Store Inc., Shelterbelt Systems Inc., Lion's Den Liquor Store Ltd. and 816280 Alberta Ltd. (collectively, the "**New Supporting Unitholders**") in relation to Liquor Stores' offer (the "**Offer**") to purchase all of the outstanding trust units ("**Liquor Barn Units**") (including Liquor Barn Units that may become outstanding after the date of the Offer upon the exercise of options, warrants or other conversion or exchange rights) of Liquor Barn Income Fund ("**Liquor Barn**") on the basis of 0.53 of a trust unit (a "**Liquor Stores Unit**") of Liquor Stores for each one Liquor Barn Unit (the "**Exchange Ratio**"). The Offer includes a merger ("**Merger**") transaction pursuant to which Liquor Stores would acquire all of the assets and liabilities of Liquor Barn immediately following the completion of the Offer and the Liquor Barn Units and special voting units ("**Liquor Barn Special Voting Units**") of Liquor Barn would be redeemed in exchange for Liquor Stores Units and special voting units ("**Liquor Stores Special Voting Units**") of Liquor Stores, respectively, on the basis of the Exchange Ratio.

The New Supporting Unitholders own, in the aggregate: (i) 76,645 Liquor Barn Units representing approximately 0.75% of the outstanding Liquor Barn Units; (ii) 163,142 Liquor Barn Special Voting Units representing approximately 4.31% of the outstanding Liquor Barn Special Voting Units (and together with the Liquor Barn Units, approximately 1.72% of the outstanding Liquor Barn voting units (the "**Liquor Barn Voting Units**")); (iii) 51,316 exchangeable limited partnership units ("**Exchangeable LP Units**") of Liquor Barn Limited Partnership ("**Liquor Barn Partnership**") representing approximately 2.85% of the outstanding Exchangeable LP Units; and (iv) 111,826 subordinated exchangeable limited partnership units ("**Subordinated LP Units**") of Liquor Barn Partnership representing approximately 5.64% of the outstanding Subordinated LP Units. The New Supporting Unitholders, together with the parties (the "**Initial Supporting Unitholders**" and together with the New Supporting Unitholders, the "**Current Supporting Unitholders**") with which Liquor Stores entered into support agreements on April 9, 2007, as disclosed in the press release disseminated by Liquor Stores on April 10, 2007, own, in the aggregate: (i) 76,645 Liquor Barn Units representing approximately 0.75% of the outstanding Liquor Barn Units; (ii) 972,084 Liquor Barn Special Voting Units representing approximately 25.68% of the outstanding Liquor Barn Special Voting Units (and together with the Liquor Barn Units, approximately 7.50% of the outstanding Liquor Barn Voting Units); (iii) 455,787 Exchangeable LP Units representing approximately 25.28% of the outstanding Exchangeable LP Units; and (iv) 516,297 Subordinated LP Units representing approximately 26.04% of the outstanding Subordinated LP Units.

The Exchangeable LP Units and the Subordinated LP Units are exchangeable for Liquor Barn Units on a one for one basis. Assuming the exchange of all Exchangeable LP Units and Subordinated LP Units owned by the Current Supporting Unitholders, the Current Supporting Unitholders would own, in the aggregate, 1,048,729 Liquor Barn Units, representing approximately 9.39% of the outstanding Liquor Barn Units on a partially diluted basis.

Pursuant to the Support Agreements, the New Supporting Unitholders have, among other things, agreed to: (i) deposit under the Offer or the Merger any Liquor Barn Units that they own or control; (ii) vote all Exchangeable LP Units, Subordinated LP Units, Liquor Barn Special Voting Units and Liquor Barn Units (collectively, "**Liquor Barn Securities**") they own or control in favour of any resolutions relating to the Offer and Merger; and (iii) effective on completion of the Offer and Merger, appoint Liquor Stores as

voting trustee of the Supporting Unitholders to exercise all voting rights attached to their Liquor Barn Securities. The New Supporting Unitholders will be released from their obligations under the Support Agreements if a transaction involving Liquor Barn is proposed by another party prior to the completion of the Offer pursuant to which holders ("**Liquor Barn Unitholders**") of Liquor Barn Units will receive a consideration per Liquor Barn Unit that is greater in value than the consideration under the Offer and Merger (a "**Superior Transaction**") unless Liquor Stores amends the Offer or proceeds with another transaction that provides for a consideration per Liquor Barn Unit that is at least equal in value to the consideration provided for under the Superior Transaction.

Liquor Stores entered into the Support Agreements with the New Supporting Unitholders to facilitate the Offer and Merger. The Offer is conditional upon, among other things, the number of Liquor Barn Units held by Liquor Barn Unitholders who elect to participate in the Offer or the Merger, together with the number of Liquor Barn Units held as of the expiry time of the Offer by or on behalf of Liquor Stores or its subsidiaries, if any, together with any separately voted Liquor Barn Voting Units, representing more than 66 2/3% of the then outstanding Liquor Barn Voting Units (the "**Minimum Condition**"). If the Minimum Condition is achieved and the other conditions precedent to the completion of the Offer are satisfied or waived by Liquor Stores, Liquor Stores' intention is to complete the Merger immediately following and conditional on the take-up under the Offer with the result that Liquor Stores would acquire all of the assets and liabilities of Liquor Barn and all Liquor Barn Units and Liquor Barn Special Voting Units would be redeemed for Liquor Stores Units and Liquor Stores Special Voting Units on the basis of the Exchange Ratio.

Notwithstanding any information or statement contained herein, the issuance of this news release is not an admission that an entity named in this news release owns or controls any securities described herein or is a joint actor with another entity named herein.

United States Considerations

The Offer is made for the securities of a Canadian trust. The Offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn Unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn Unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn Unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn Units otherwise than under the Offer, such as in open market or privately negotiated purchases.

About Liquor Stores Income Fund

Liquor Stores is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 105 stores).

Liquor Stores trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores, visit www.sedar.com and Liquor Stores' website at www.liquorstoresincomefund.ca.

For further information, please contact:

Liquor Stores Income Fund
c/o Liquor Stores GP Inc.
Suite 1120, 10235 – 101st Street
Edmonton, Alberta T5J 3G1

Irv Kipnes, Chief Executive Officer
(780) 944-9994 ext. 6
or
Patrick de Grace, Vice President Finance and Chief Financial Officer
(780) 917-4179

www.liquorstoresincomefund.ca

File No. 82-34937


Liquor Stores Income Fund
Annual Report 2006
The Key to Our Success.
OUR PEOPLE
LIQUOR
DEPOT

Table of Contents

This year's annual report isn't just a showcase of the Liquor Stores Income Fund's financial and operational successes over the last year. It also highlights the organization's greatest assets: its people.

"Our people are the pillars of this organization," says Rick Crook, president and COO of Liquor Stores GP Inc. "With the economy we're in now, we need excellent team members to help manage our day-to-day operations as well as our growth."

The year 2006 is a testament to the people power of the Liquor Stores group. As you flip through the pages of this year's report, you will see several profiles on but a few of the people who help run the organization.

Credit Facilities

The Fund has a $32 million demand operating loan that can be increased to $38 million to accommodate seasonal inventory highs, a $14.5 million committed non-revolving capital loan and a $15 million committed non-revolving acquisition loan with a Canadian chartered bank. The total of all available credit facilities is $61.5 million.

As of March 6, 2007, total indebtedness under all credit facilities is approximately $7.0 million and is primarily related to inventory financing. As acquisitions occur and new stores are opened, credit facilities will be utilized as required.

Capital Expenditures

During the year ended December 31, 2006, the Fund acquired or developed and opened 30 stores at an aggregate cost of $30.0 million exclusive of working capital. Since inception, the Fund has acquired or developed and opened 55 stores at an aggregate cost of $52.7 million exclusive of working capital.

The Fund will continue to pursue acquisition opportunities and to open new stores. In addition, the replacement of in-store information systems is anticipated to begin in 2007. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is in the range of $2.0 to $2.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates.

The Fund is not subject to significant exposure to interest rate fluctuations. Based on a normal outstanding debt balance of $32 million a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $320,000 or $0.02 per Unit.

Contractual Obligations

The table below sets forth, as of December 31, 2006, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases.

	2007	2008	2009	2010	2011	2012 and thereafter
Operating leases	$ 6,700,563	$ 6,297,854	$ 5,126,590	$ 4,109,733	$ 3,546,047	$ 8,969,062
Total	$ 6,700,563	$ 6,297,854	$ 5,126,590	$ 4,109,733	$ 3,546,047	$ 8,969,062

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in earnings.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the net tangible and intangible assets stated above.

FUTURE CHANGES IN ACCOUNTING POLICIES

Financial Instruments and other comprehensive income

New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments and disclosure of comprehensive income. The Fund will apply these standards beginning on January 1, 2007 resulting in the recognition of other comprehensive income in a separate financial statement and the inclusion of accumulated other comprehensive income as a component of unitholders' equity. The Fund anticipates that the adoption of these standards will not result in a material impact on the financial statements.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter and year ended December 31, 2006, the Fund incurred professional fees of $69,112 and $178,144, respectively, to a law firm of which a director of Liquor Stores GP Inc. (the "GP"), a subsidiary of the Fund is a partner. Rent paid to companies controlled by directors of the GP amounted to $9,011 and $84,490 respectively. The Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the GP relating to supervision of the construction of acquired and developed stores and lease administration in the amount $20,977 and $116,294 respectively. Included in accounts payable and accrued liabilities is $4,307 relating to these transactions (see note 17 to the Financial Statements).

Subsequent to December 31, 2006, the Fund has entered into a lease for new office premises with a company associated with the Chief Executive Officer of the GP. The Fund has received independent fairness and legal opinions concerning the terms of the lease.

OUTLOOK

Beyond 2006, the Fund intends to continue to follow the acquisition and store development strategy that led to an increase in the number of stores to 105 from 75 at the beginning of the year. The Fund believes there will continue to be a consolidation trend in the industry and that the Fund is well positioned with the capital and human resources to benefit from this trend.

In addition to the store the Fund acquired to date in 2007, the Fund has commitments to develop and open 6 stores in 2007. The Fund has set an objective of doubling the number of stores it operates in the next three to five years.

The 2006 same store sales increase of 7.2% was significant for the Fund. For 2007, we expect same store sales growth to be moderate and in the range of 2% to 4%.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Fund has evaluated the effectiveness of the Fund's disclosure controls and procedures (as defined under Multilateral Instrument 52-109 ("MI 52-109") of the Canadian Securities Administrators) as of December 31, 2006, and has concluded that the design and effectiveness of these controls and procedures provides reasonable assurance that material information relating to the Fund, including its consolidated subsidiaries, will be made known to management on a timely basis to ensure adequate disclosure.

There have been no changes in the Fund's internal controls over financial reporting (as defined under MI 52-109) that occurred during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Fund's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's Units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; its ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; the Fund's ability to hire and retain staff at acceptable wage levels, risks related to the possibility of future unionization; supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund its growth strategy beyond its available credit facilities; dependence of the Fund on Liquor Stores LP and Liquor Stores GP Inc.; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Liquor Stores LP restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of a substantial amount of its operating cash flow; income tax related risks including the Tax Fairness Plan; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to "distributable cash" are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund. For a reconciliation of distributable cash to cash provided by operating activities please see "Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)".

Operating margin for purposes of disclosure under "Operating Results" has been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings.

Operating margin and distributable cash are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin and distributable cash should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

Auditors' Report

To the Unitholders of Liquor Stores Income Fund

We have audited the consolidated balance sheets of Liquor Stores Income Fund as at December 31, 2006 and 2005 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
March 7, 2007

Management's Responsibility for Financial Statements

The accompanying financial statements of Liquor Stores Income Fund have been prepared by management in accordance with generally accepted accounting principles. Liquor Stores Income Fund's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable. In recognizing that the Fund is responsible for both the integrity and objectivity of the financial statements, management is satisfied that the financial information throughout the balance of this annual report is consistent with the information presented in the financial statements.

PricewaterhouseCoopers LLP have been appointed to serve as the Fund's external auditors. They have examined the financial statements of the Fund for the period ending December 31, 2006.

The Audit Committee has reviewed these statements with management and the auditors, and has reported to the Trustees of the Fund and the Board of Directors of Liquor Stores GP Inc., the administrator of the Fund. The Board of Directors of Liquor Stores GP Inc. and the Trustees of the Fund have approved the information contained in the financial statements of Liquor Stores Income Fund which are included in this annual report.

Irv Kipnes
Chief Executive Officer
Edmonton, Alberta
March 7, 2007

Patrick de Grace
Chief Financial Officer
Edmonton, Alberta

Consolidated Balance Sheets

As at December 31, 2006 and 2005

	2006	2005
Assets		
Current assets		
Cash	$ 3,396,967	$ 2,047,400
Accounts receivable	1,524,689	1,102,634
Inventory	49,702,563	34,066,925
Prepaid expenses and deposits	1,158,617	1,552,731
	55,782,836	38,769,690
Pre-opening costs	818,823	471,903
Deposits on future acquisitions (note 5)	1,632,621	-
Equity investment (note 6)	-	422,789
Property and equipment (note 7)	23,040,537	18,007,419
Future income taxes (note 8)	62,400	23,500
Intangible assets (note 9)	806,044	424,293
Goodwill (note 10)	104,953,874	82,676,117
	$187,097,135	$140,795,711
Liabilities		
Current liabilities		
Bank indebtedness (note 11)	$ 5,455,414	$ 15,492,652
Accounts payable and accrued liabilities (note 17)	5,365,478	3,617,682
Distributions payable to unitholders (note 12)	1,193,645	553,576
Distributions payable to non-controlling interest (note 12)	881,282	752,500
	12,895,819	20,416,410
Long-term debt (note 11)	-	11,352,466
	12,895,819	31,768,876
Contingencies and commitments (notes 4 and 13)		
Non-controlling interest (note 14)	33,495,557	41,700,230
Unitholders' Equity		
Fund Units (note 15)	139,708,519	66,990,066
Cumulative undistributed earnings	997,240	336,539
	140,705,759	67,326,605
	$187,097,135	$140,795,711

Consolidated Statements of Earnings and Cumulative Undistributed Earnings

For the years ended December 31, 2006 and 2005

	2006	2005
Sales	$221,997,189	$157,443,781
Cost of sales, operating, administrative, acquisition and store development	202,497,814	144,488,035
Operating earnings before amortization	19,499,375	12,955,746
Amortization		
Amortization of property and equipment	1,950,024	1,349,357
Amortization of intangible assets	141,810	85,800
Amortization of pre-opening costs	324,857	82,566
	2,416,691	1,517,723
Earnings before the undernoted items	17,082,684	11,438,023
Loss on disposal of property and equipment	-	267,400
Earnings before interest and non-controlling interest	17,082,684	11,170,623
Interest expense		
Interest on bank indebtedness	(824,501)	(604,096)
Interest on long-term debt	(280,320)	(254,874)
	(1,104,821)	(858,970)
Earnings before non-controlling interest	15,977,863	10,311,653
Non-controlling interest	(4,462,634)	(4,213,705)
Net earnings for the year	11,515,229	6,097,948
Cumulative undistributed earnings - beginning of year	336,539	385,437
Distributions declared (note 12)	(10,854,528)	(6,146,846)
Cumulative undistributed earnings - end of year	$ 997,240	$ 336,539
Basic earnings per Unit (note 16)	$ 1.351	$ 1.045
Diluted earnings per Unit (note 16)	$ 1.321	$ 1.029

Consolidated Statements of Cash Flows

For the years ended December 31, 2006 and 2005

	2006	2005
Cash provided by (used in)		
Operating activities		
Net earnings for the year	$ 11,515,229	$ 6,097,948
Items not affecting cash		
Amortization	2,416,691	1,517,723
Future income taxes	(27,570)	(9,500)
Equity earnings	(28,237)	(53,031)
Loss on disposal of property and equipment	-	267,400
Non-controlling interest	4,462,634	4,213,705
	18,338,747	12,034,245
Net change in non-cash working capital items	(8,999,881)	(7,469,124)
	9,338,866	4,565,121
Financing activities		
Net proceeds from the issuance of Units (note 15)	64,327,459	28,679,064
Increase (decrease) in bank indebtedness	(9,922,759)	3,270,280
Proceeds of long-term debt	-	11,454,549
Repayment of long-term debt	(11,352,466)	(7,500,000)
Distributions paid to unitholders	(10,214,459)	(5,951,460)
Distributions paid to non-controlling interest	(4,170,506)	(4,362,147)
Dividends paid to non-controlling interest by subsidiaries	(48,018)	-
	28,619,251	25,590,286
Investing activities		
Business acquisitions (note 4)	(30,267,516)	(26,166,855)
Deposits on future acquisitions	(1,632,621)	-
Purchase of property and equipment	(3,836,636)	(2,618,341)
Intangible assets	(200,000)	-
Pre-opening costs	(671,777)	(389,515)
Repayment from equity investee	-	62,900
	(36,608,550)	(29,111,811)
Increase in cash	1,349,567	1,043,596
Cash - Beginning of year	2,047,400	1,003,804
Cash - End of year	$ 3,396,967	$ 2,047,400

Supplemental disclosure of cash flow information (note 19)

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

1 NATURE OF OPERATIONS AND ORGANIZATION

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

As at December 31, 2006, the Fund operated 97 (2005 - 70) retail liquor stores in Alberta and 8 (2005 - 5) retail liquor stores in British Columbia. Of these stores, 94 (2005 - 72) were acquired by the Fund and 11 (2005 - 3) were developed by the Fund.

2 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, goodwill is assessed for impairment based on estimates of fair value and amortization of property and equipment is based on their estimated useful lives. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the period in which they become known.

a) Basis of presentation

These consolidated financial statements include the accounts of the Fund, its wholly owned subsidiaries Liquor Stores Operating Trust, Liquor Stores LP, Liquor Stores GP Inc. and several operating subsidiaries thereof, its 50% owned subsidiary Vines of Riverbend Limited Partnership ("Vines"), and its 80% owned subsidiary Corinthia Liquor Store Limited Partnership. All inter-entity balances and transactions have been eliminated on consolidation. Vines was accounted for using the equity method in 2005. Certain comparative figures have been reclassified to conform with the current year presentation.

b) Revenue recognition

Revenue is generated from sales to customers through retail stores and licensee sales to commercial customers. Revenue from retail sales is recognized at the point of sale and from commercial sales at the time of shipment.

c) Cash

Cash consists of cash on hand and balances with banks.

d) Inventory

Inventory, consisting primarily of liquor for resale, is valued at the lower of cost, determined on the first in, first out basis, and net realizable value.

e) Pre-opening costs

Pre-opening costs represent incremental direct costs incurred in acquiring and developing new retail liquor stores. The Fund defers such expenditures incurred during the pre-operating period. These costs are amortized over the 24 months after a developed store commences operations. Costs related to acquired stores are added to the cost of the purchase at the date of acquisition. Costs incurred relating to locations that are subsequently abandoned are expensed in the period of abandonment.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Property and equipment

Property and equipment is recorded at cost, which is amortized over the estimated useful lives of assets on a straight-line basis at annual rates disclosed in note 7. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

g) Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable net assets acquired. Goodwill is not amortized, but is assessed for impairment at least annually or when events and circumstances indicate the carrying value may not be recoverable. The Fund uses the two step impairment test as outlined in the CICA Handbook to determine if there is impairment in the carrying value of goodwill.

h) Intangible assets

Intangible assets consisting of acquired customer relationships, retail liquor licenses and business permits, and property leases acquired at less than market rates are recorded at cost.

The amount attributed to customer relationships is amortized over five years and the amount attributed to property leases is amortized over the remaining term of the lease. The Fund will assess the carrying value of limited life intangible assets for impairment when events or circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is no longer recoverable and exceeds their fair value.

Retail liquor licenses and business permits to operate a retail liquor store have an indefinite life and are therefore not amortized. The Fund will assess the carrying value of this unlimited life intangible asset for impairment annually, or more frequently, if events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

i) Income taxes

Incorporated subsidiaries of the Fund use the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Pursuant to the *Income Tax Act* as presently enacted, the Fund, as a trust, is not subject to income taxes to the extent that income and taxable capital gains are paid or payable to unitholders.

On October 31, 2006, the Government of Canada announced its Tax Fairness Plan which proposed changes to the way income trusts and their unitholders will be taxed beginning in 2011. Under the draft legislative proposals released on December 21, 2006, distributions paid or payable by the Fund will not be deductible in the computation of taxable income. This legislation has not been substantively enacted.

j) Unit-based compensation

The Fund's unit-based compensation plans consist of a Long Term Incentive Plan for the benefit of certain employees and a Deferred Share Unit Plan for the benefit of Fund trustees and directors as further described in note 18. The Fund accounts for unit-based compensation using the fair value method, in which the fair value of compensation is measured at the grant date and recognized over the service period.

3 FUTURE ACCOUNTING POLICY CHANGES

Financial Instruments and other comprehensive income

New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments and disclosure of comprehensive income. The Fund will apply these standards beginning on January 1, 2007 resulting in the recognition of other comprehensive income in a separate financial statement and the inclusion of accumulated other comprehensive income as a component of unitholders' equity. The Fund anticipates that the adoption of these standards will not result in a material impact on the financial statements.

4 BUSINESS ACQUISITIONS

a) 2006 Acquisitions

During the year ended December 31 2006, the Fund completed the acquisition of 22 retail liquor store businesses, none of which are individually material. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. Certain purchase price allocations are preliminary and are subject to change once the final valuations of assets acquired are completed and the final determination of costs related to the acquisition have been made.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

Property and equipment	$ 3,002,215
Goodwill*	22,277,757
Intangible assets	323,562
	25,603,534
Net working capital	4,663,983
Cash paid	$ 30,267,517

*Of the goodwill resulting from business acquisitions, $16,241,412 is deductible for tax purposes at 7% per year.

For three agreements entered into in 2005 for the purchase of certain stores, the Fund may be required to make contingent payments as follows: i) $100,000 each year for the next five years provided that certain store sales threshold are achieved; ii) 1% of gross sales of certain stores payable quarterly for the next four years to a cumulative maximum of $450,000; and iii) on March 15, 2008 and 2009, a payment equal to 50% times a multiple of earnings less payments to date.

Given the uncertainty with respect to the amount and timing of such payments, no amount has been recorded with respect to this contingent consideration. The Fund will recognize additional consideration payable and goodwill when the outcome of these contingencies becomes determinable. During the year, the Fund paid contingent consideration of $124,775 (2005 - nil), which was recorded as additional goodwill.

4 BUSINESS ACQUISITIONS (continued)

b) 2005 Acquisitions

During the year ended December 31 2005, the Fund completed the acquisition of 22 retail liquor store businesses, none of which are individually material. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

Property and equipment	$ 4,821,570
Goodwill*	15,732,478
Intangible assets	103,627
	20,657,675
Net working capital	5,560,330
Cash paid	$ 26,218,005

*Of the goodwill resulting from business acquisitions, $10,878,069 is deductible for tax purposes at 7% per year.

5 DEPOSITS ON FUTURE ACQUISITIONS

At December 31, 2006 the Fund had tendered deposits for 5 retail liquor stores in the amount of $1,632,621 (December 31, 2005 - nil). In addition, deposits for inventory and working capital in the amount of $306,252 were included in prepaid expenses and deposits at December 31, 2006 (note 23). Subsequent to December 31, 2006 the Fund drew down the future business acquisitions deposits by $300,000 through the purchase of one retail liquor store.

6 EQUITY INVESTMENT

	2006	2005
Shares - 50%	$ -	$ 1
Equity earnings	-	53,031
Advances	-	369,757
	$ -	$ 422,789

During the year, the Fund consolidated this investment as a subsidiary.

7 PROPERTY AND EQUIPMENT

				2006
	Rate	Cost	Accumulated amortization	Net book value
Leasehold improvements	7%	$ 19,707,246	$ 2,314,287	$ 17,392,959
Operating equipment	10	2,362,246	372,118	1,990,128
Office equipment and fixtures	10	991,990	159,550	832,440
Computer equipment	20	1,393,000	308,236	1,084,764
Automotive	20	367,625	118,488	249,137
Signage	10	962,550	149,462	813,088
Shelving and racking	10	805,964	127,943	678,021
		$ 26,590,621	$ 3,550,084	$ 23,040,537

				2005
	Rate	Cost	Accumulated amortization	Net book value
Leasehold improvements	7%	$ 14,904,591	$ 1,085,941	$ 13,818,650
Operating equipment	10	1,773,400	165,453	1,607,947
Office equipment and fixtures	10	696,971	75,055	621,916
Computer equipment	20	676,159	101,789	574,370
Automotive	20	307,386	50,987	256,399
Signage	10	683,564	67,374	616,190
Shelving and racking	10	570,601	58,654	511,947
		$ 19,612,672	$ 1,605,253	$ 18,007,419

8 FUTURE INCOME TAXES

The Fund records income taxes relating to temporary differences and income earned by corporate subsidiaries of the Fund. The components of future income taxes are as follows:

	2006	2005
Future income tax liabilities		
Goodwill	$ 21,756	$ 5
Property and equipment	27,832	6,291
Pre-opening costs	37,914	26,364
	87,502	32,660
Future income tax assets		
Non-capital losses	137,529	56,160
Deferred lease inducement	12,373	-
	149,902	56,160
Net future income tax asset	$ 62,400	$ 23,500

The Fund has recognized future income taxes related to non-capital losses of $715,354 (2005 - $312,000) available in a subsidiary to offset income of future years. If not utilized, $151,109 will expire in 2015 and $564,245 in 2016.

8 FUTURE INCOME TAXES (continued)

The Fund does not record income taxes relating to the remaining temporary differences nor the remaining income earned by the Fund. Unitholders of the Fund will be responsible for these income taxes. The differences between the tax bases and the reported amounts of the Fund's assets and liabilities for which future income taxes are not recorded are as follows:

	2006	2005
Goodwill	$ 34,724,095	$ 31,904,402
Property and equipment	7,036,482	7,523,086
Deferred lease inducements	-	(8,498)
Issue costs	(6,179,651)	(4,344,003)
Pre-opening costs	561,852	325,437
Intangible assets	288,333	368,957
	$ 36,431,111	$ 35,769,381

Of the difference relating to goodwill, $30,147,781 (2005 - $29,681,693) is not deductible for tax purposes.

9 INTANGIBLE ASSETS

			2006
	Cost	Accumulated amortization	Net
Customer relationships	$ 139,058	$ 52,686	$ 86,372
Retail liquor licenses and business permits	211,000	-	211,000
Leases	706,131	197,459	508,672
	$ 1,056,189	$ 250,145	$ 806,044

			2005
	Cost	Accumulated amortization	Net
Customer relationships	$ 139,058	$ 24,874	$ 114,184
Retail liquor licenses and business permits	11,000	-	11,000
Leases	382,569	83,460	299,109
	$ 532,627	$ 108,334	$ 424,293

During the year, there was $530,650 in additions to intangible assets. Of the additions, $330,650 are subject to amortization.

10 GOODWILL

	2006	2005
Balance - Beginning of year	$ 82,676,117	$ 66,943,639
Business acquisitions (note 4)	22,277,757	15,732,478
Balance - End of year	$104,953,874	$ 82,676,117

11 BANK INDEBTEDNESS AND LONG-TERM DEBT

Bank indebtedness

The Fund has an available $32 million operating line, with a seasonal bulge to $38 million between October 1 and February 28. Interest on bank indebtedness is payable at the lender's prime rate. As at December 31, 2006, the bank indebtedness rate of interest was 6% (2005 - 5.25%) and $7,532,285 (2005 - $16,893,885) was drawn on the operating line, offset by outstanding cheques and deposits of $2,076,871 (2005 - $1,401,233).

Long-term debt

Interest on long-term debt is payable at the lender's prime rate plus 0.25%. As of December 31, 2006 the effective long-term debt rate of interest was 6.25% (December 31, 2005 - 5.50%). There was no long-term debt outstanding at December 31, 2006.

The Fund has an available $30.8 million credit facility consisting of a $14.5 million committed non-revolving loan to be used in financing capital assets of the Fund, a $15 million committed non-revolving loan to assist in financing the acquisition and development of liquor stores, a $0.65 million demand loan to cover electronic funds transfer payments, and a $0.65 million demand non-revolving loan to be used in financing motor vehicle and other asset acquisitions.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP, a subsidiary of the Fund, and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance. The assets of Liquor Stores LP represent substantially all of the Fund's assets.

12 DISTRIBUTIONS

Distributions are determined in accordance with the Trust Indenture, and are based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $1.24 (2005 - $1.05) per Unit for each of Fund Units, Exchangeable LP Units and Subordinated LP Units were declared by the Fund for the year:

						2006
	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
	Declared	Paid	Declared	Paid	Declared	Paid
Distributions	$ 10,854,528	$ 9,660,883	$ 4,299,287	$ 3,418,005	$15,153,815	$13,078,888

						2005
	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
	Declared	Paid	Declared	Paid	Declared	Paid
Distributions	$ 6,146,846	$ 5,593,270	$ 4,393,125	$ 3,640,625	$10,539,971	$ 9,233,895

At December 31, 2006, distributions payable to unitholders was $1,193,645 (2005 - $553,576) and distributions payable to non-controlling interest was $881,282 (2005 - 752,500). Distributions outstanding as at December 31, 2005 were paid in 2006.

13 COMMITMENTS

The Fund occupies its head office and retail locations under lease agreements with varying terms from five to twenty-five years, expiring from January 2007 to August 2026. The leases provide for minimum annual lease payments as follows:

Years ending December 31, 2007	$ 6,700,563
2008	6,297,854
2009	5,126,590
2010	4,109,733
2011	3,546,047
Aggregate of all years thereafter	8,969,063
	$ 34,749,850

14 NON-CONTROLLING INTEREST

Exchangeable and Subordinated Unitholders	Liquor Stores LP Exchangeable LP Units	Liquor Stores LP Subordinated LP Units	Total
Liquor Stores Limited Partnership			
Balance December 31, 2004	# 2,075,000	# 2,125,000	# 4,200,000
Exchanged for Fund Units	(49,683)	-	(49,683)
Balance - December 31, 2005	2,025,317	2,125,000	4,150,317
Exchanged for Fund Units	(848,637)	-	(848,637)
Balance - December 31, 2006	1,176,680	2,125,000	3,301,680
Fund Special Voting Units - December 31, 2006	# 1,176,680	# 2,125,000	# 3,301,680
Balance - December 31, 2004	$ 20,935,999	$ 21,440,481	$ 42,376,480
Earnings	2,074,922	2,138,783	4,213,705
Exchanged for Fund Units	(496,830)	-	(496,830)
Distributions declared (note 12)	(2,162,215)	(2,230,910)	(4,393,125)
Balance - December 31, 2005	20,351,876	21,343,354	41,700,230
Earnings	1,561,740	2,776,427	4,338,167
Exchanged for Fund Units	(8,390,994)	-	(8,390,994)
Distributions declared (note 12)	(1,642,824)	(2,656,463)	(4,299,287)
Balance - December 31, 2006	$ 11,879,798	$ 21,468,318	$ 33,348,116
Subsidiaries			
Balance - December 31, 2005			$ -
Arising from current year acquisitions			70,992
Earnings			124,467
Dividends paid			(48,018)
Balance - December 31, 2006			147,441
Total			$ 33,495,557

Liquor Stores LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by Liquor Stores LP have economic and voting rights equivalent to the Fund Units (note 15), except in connection with the exchangeability terms as described below. They are exchangeable, directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions pro rata with distributions made on Fund Units.

Liquor Stores LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 15), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 15) and Exchangeable LP Units to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed per Ordinary LP Units and Exchangeable LP Units during such fiscal quarter, only after the distributions have been made on the Ordinary LP Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis (and the subordination provisions will only apply until) as at the end of any fiscal year ending on or after December 31, 2007 if, for that fiscal year, the Fund has earned EBITA (earnings before interest, taxes and amortization) of at least $9,836,000 and the Fund has paid distributions of at least $1.00 per LP Unit for such fiscal year.

In the event that a take-over bid by a person acting at arm's length to the holders of the Subordinated LP Units is accepted by holders of the Fund Units representing 20% or more of the issued and outstanding Units of the Fund on a fully diluted basis, or in the event of certain other acquisition transactions in respect of the Fund, the subordination provisions will terminate and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis.

Fund Special Voting Units

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. Fund Special Voting Units will automatically be transferred upon a transfer of the Exchangeable LP Units or the Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount.

15 UNITHOLDER'S EQUITY

Fund Units

Units outstanding and capital contributions are as follows:

		Number of units		Issue costs		Net capital contributions
Balance - December 31, 2004	#	4,300,000	$	5,185,828	$	37,814,172
Units issued on March 2, 2005		1,830,000		1,332,936		28,679,064
Issued for Exchangeable LP Units		49,683		-		496,830
Balance - December 31, 2005		6,179,683		6,518,764		66,990,066
Units issued on March 15, 2006		1,600,000		1,756,582		30,643,418
Units issued on October 2, 2006		1,600,000		1,995,959		33,684,041
Issued for Exchangeable LP Units		848,637		-		8,390,994
	#	10,228,320	$	10,271,305	$	139,708,519

During the year, the Fund issued 1,600,000 Fund Units at $22.30 per Fund Unit and 1,600,000 Fund Units at $20.25 per Fund Unit for aggregate proceeds of $68,080,000. The costs of issuance of the units were $3,752,541 resulting in net proceeds of $64,327,459. The Fund used the net proceeds from the issuances to temporarily repay bank indebtedness and long-term debt and for liquor store acquisitions and development.

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

16 EARNINGS PER UNIT

		2006		2005
Net earnings - numerator utilized in basic Earnings per Unit	$	11,515,229	$	6,097,948
Non-controlling interest (note 14)		4,333,167		4,213,705
Earnings - numerator utilized in diluted Earnings per Unit	$	15,853,396	$	10,311,653
Units outstanding - Beginning of period	#	6,179,683	#	4,300,000
Weighted average of Units issued		2,345,239		1,537,614
Denominator utilized in basic Earnings per Unit		8,524,922		5,837,614
Exchangeable and Subordinated Units		3,475,215		4,186,551
Denominator utilized in diluted Earnings per Unit	#	12,000,137	#	10,024,165
Earnings per Unit - Basic	$	1.351	$	1.045
Earnings per Unit - Diluted	$	1.321	$	1.029

17 RELATED PARTY TRANSACTIONS

During the year, the Fund incurred professional fees of $178,144 (2005 - $257,197) to a law firm of which a director of a subsidiary of the Fund is a partner. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $84,490 (2005 - $81,193). During the year, the Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the Fund, relating to the supervision of construction of acquired and developed stores, in the amount of $116,294 (2005 - $83,647). These operating and administrative expenses are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $4,307 (2005 - $94,848) relating to these transactions.

18 UNIT-BASED COMPENSATION PLANS

a) Long term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

The Plan is managed through a separate trust, which is considered a variable interest entity. As the Fund is the primary beneficiary, the Fund consolidates the Plan in its financial statements.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a separate trust (the "LTIP Trust"). The LTIP Trust will use the funds to purchase Units in the open market or from treasury, and such Units will vest to the eligible employees over a three-year period. Threshold amounts and participation rates are as follows:

Excess percentage	Participation rate
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

For the year ended December 31, 2006, the distributable cash per unit of the Fund exceeded the threshold amount. As a result, the Fund will transfer $50,000 to the LTIP Trust in 2007. Compensation expense will be recorded in the years in which vesting occurs. No compensation expense was recorded under the Plan in the year ended December 31, 2006 (2005 - $ nil).

b) Trustee and director deferred unit plan

The Fund has adopted a deferred share unit plan (the "DSU Plan") in 2006 to enhance the ability of the Fund to attract and retain non employee Trustees and Directors whose training, experience and ability will promote the interests of the Fund and to align the interests of such non-employee Trustees and Directors with the interests of Unitholders. The DSU Plan is designed to permit such non-employee Trustees and Directors to defer the receipt of all or a portion of the cash compensation otherwise payable to them for services to the Fund. As the Fund intends to settle its obligations related to the DSU Plan through cash payments, these obligations are accrued as a liability, which is adjusted to fair value based on the current market value of Units at each reporting date. Awards accruing to DSU Plan participants in the year ended December 31, 2006 totalled $99,781 (2005 - $ nil), which were recorded as compensation expense in the year. As at December 31, 2006 participants have earned 5,183 Units under the DSU Plan (2005 - nil).

c) Deferred performance bonus

Subsequent to year-end, the Fund approved a special deferred bonus in the amount of $950,000 to reward key management personnel for operational performance of the Fund for the year ended December 31, 2006. The bonus will be paid in Fund Units which will vest over a three-year period. Compensation expense w ll be recorded in the years in which vesting occurs. As the grant date for this award is subsequent to year-end, no compensation expense was recorded for this deferred bonus in the year ended December 31, 2006.

19 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	For the year ended December 31, 2006	For the year ended December 31, 2005
Interest paid	$ 1,104,821	$ 882,318
Income taxes paid	15,551	-

20 SEGMENTED INFORMATION

The Fund identifies operating segments based on business activities, management responsibility, and geography. The Fund operates within a single operating segment, being the operation of retail liquor stores in Canada. All of the Fund's assets are located in Canada.

21 FINANCIAL INSTRUMENTS

The Fund, as part of its operations, is party to a number of financial instruments. These financial instruments include accounts receivable, advances to equity investee, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. It is management's opinion that the Fund is not exposed to significant interest, currency or credit risk arising from these financial instruments, except as described below.

Credit risk

The Fund is exposed to credit risk from its licensee customers in the normal course of business, which is mitigated by credit management policies. The Fund is not subject to significant concentration of credit risk with respect to its customers, however all trade receivables are due from organizations in the Alberta and British Columbia hospitality industry.

Interest rate risk

The Fund is exposed to interest rate cash flow risk on its floating rate bank indebtedness anc long-term debt, as described further in note 11.

Fair value disclosure

The carrying amount of accounts receivable, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their fair value either due to their relatively short-term maturities or interest rates which approximate market rates. The fair value of advances to equity investees cannot be determined since the advances do not have specified terms and no active market for the advances exists. The carrying values of long-term debt approximate the fair value of the long-term debt as the interest rate affecting this instrument approximates market rates.

22 ECONOMIC DEPENDENCE

Under Alberta provincial legislation the Fund is required to purchase liquor and related products from the Alberta Gaming and Liquor Commission. As the Fund's income is derived entirely from the sale of liquor and related products, its ability to continue viable operations is dependent upon maintaining its relationship with this main supplier.

The Fund is dependent on Connect Logistics Services Inc. and Brewers Distributor Ltd. in Alberta and the Liquor Distribution Branch in British Columbia for the substantial majority of its products. Any significant disruption in the operations of these organizations resulting in interruption in supply would have a material adverse effect on liquor store operations including the operations of the Fund.

23 SUBSEQUENT EVENTS

Subsequent to December 31, 2006, the Fund completed the acquisition of an additional retail liquor store business. The aggregate purchase price (including inventory) for the acquisition was approximately $4 million and was paid in cash from existing facilities and proceeds from the issuance of Fund Units (note 15).

On January 9, 2007, the Fund filed a statement of claim against the vendors of a group of retail stores acquired by the Fund in 2006. The claim asserts that the vendor group breached the terms of the agreement, made material misrepresentations and engaged in conduct contrary to their express and implied obligations under the agreement. Amounts received, if any, from this claim will be recorded in the period of settlement. Approximately $900,000 currently held in trust pertaining to this acquisition is included in deposits on future acquisitions and $306,252 for inventory and working capital is included in prepaids and deposits (note 5).

Corporate Information

HEAD OFFICE

Suite 1120, Oxford Tower
10235 - 101 Street
Edmonton, Alberta T5J 3G1
Tel (780) 944 9994
Fax (780) 702 1999
Website: www.liquorstoresincomefund.ca

ANNUAL GENERAL MEETING

Tuesday, May 15, 2007
10 a.m. at The Fairmont Hotel Macdonald
10065 - 100th Street
Edmonton, Alberta

AUDITORS

PricewaterhouseCoopers LLP
Edmonton, Alberta

BANKERS

HSBC Bank Canada
Edmonton, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Calgary, Alberta

STOCK EXCHANGE - THE TORONTO STOCK EXCHANGE

Trading symbol - LIQ.UN

BOARD OF TRUSTEES - LIQUOR STORES INCOME FUND

Jim Dinning - Chair
R. John Butler, Q.C.
Glen Heximer, CA
Gary Collins

BOARD OF DIRECTORS - LIQUOR STORES GP INC.

Henry Bereznicki - Chair
Irv Kipnes
Robert Green
David Margolus Q.C.
Jim Dinning
R. John Butler, Q.C.
Glen Heximer, CA
Gary Collins

OFFICERS

Irv Kipnes - Chief Executive Officer
Richard Crook - President and Chief Operating Officer
Patrick de Grace - Vice President Finance and Chief Financial Officer


Our people are the key to our success. The past year demonstrated that we have a powerful team of dedicated individuals.
LIQUOR DEPOT

END

LIQUIDITY AND CAPITAL RESOURCES

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of March 7, 2007:

	Units
Fund Units	10,229,745
Liquor Stores LP Exchangeable LP Units	1,175,255
Liquor Stores LP Subordinated LP Units	2,125,000
	13,530,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

In 2006, 848,637 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $8,390,994.

Tax Fairness Plan

The Fund has generally relied on its ability to issue new equity to finance its growth strategy.

The Tax Fairness Plan provides that the income tax rules applicable to publicly traded trusts and partnerships will be significantly modified. In particular, certain income of (and distributions made by) these entities will be taxed in a manner similar to income earned by (and distributions made by) a corporation. These proposals will be effective for the 2007 taxation year with respect to trusts which commence public trading after October 31, 2006, but the application of the rules will be delayed to the 2011 taxation year with respect to trusts which were publicly traded prior to November 1, 2006 (although the announcement suggested that this transitional relief could be lost under certain circumstances, including the "undue expansion" of an income trust). On December 21, 2006, the Department of Finance issued for public comment the draft legislation to implement these proposals. There is no assurance that the draft legislation will be enacted in the manner proposed or at all.

On December 15, 2006, the Department of Finance (Canada) released guidance for income trusts and other flow-through entities that qualify for the four-year transitional relief. The guidance establishes objective tests with respect to how much an income trust is permitted to grow without jeopardizing its transitional relief. In general, the Fund will be permitted to issue new equity over the next four years equal to its market capitalization as of the end of trading on October 31, 2006 (subject to certain annual limits). Market capitalization, for these purposes, is to be measured in terms of the value of the Fund's issued and outstanding publicly-traded units. Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. If required to fund its growth strategy the Fund could issue new Units for proceeds of approximately $100 million in 2007 and approximately $235 million for the period 2007 to 2010 and remain within the safe harbour guidelines. If these limits are exceeded, the Fund may lose its transitional relief and thereby become immediately subject to the proposed rules.

Management currently believes that the provisions of the Tax Fairness Plan are not a material constraint on the Fund's growth prospects. The Fund is closely monitoring legislative developments and will continue to assess the impact of the proposed legislation on the business and financial outlook of the Fund.

Condensed Annual Information

(thousands of dollars except per Unit amounts)

	2006	2005	2004*
Balance Sheet			
Cash and cash equivalents	$ 3,397	$ 2,047	$ 1,004
Total assets	187,097	140,796	102,906
Bank indebtedness	5,455	15,493	12,222
Total current liabilities	12,896	20,416	14,107
Long-term debt	-	11,352	7,398
Unitholders' equity	140,706	67,327	38,200
Non-controlling interest	33,496	41,700	42,377
Statement of Earnings			
Sales	221,997	157,444	35,543
Earnings before non-controlling interest	15,978	10,312	2,957
Net earnings for the period	11,515	6,098	1,496
Basic earnings per Unit	$ 1.35	$ 1.04	$ 0.35
Diluted earnings per Unit	$ 1.32	$ 1.03	$ 0.35
Distributable cash per Unit	$ 1.39	$ 1.14	$ 0.38

* Includes results of operations from September 28, 2004.

Condensed Quarterly Information

(thousands of dollars except per Unit amounts)

	2006				2005			
	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31
Balance Sheet								
Cash and cash equivalents	$ 3,397	$ 1,683	$ 276	$ 2,935	$ 2,047	$ 172	$ 266	$ 10,199
Total assets	187,097	173,736	165,812	141,511	140,796	127,114	118,425	126,040
Bank indebtedness	5,455	28,964	15,495	-	15,493	8,993	-	7,445
Total current liabilities	12,896	32,140	20,481	4,092	20,416	11,628	2,996	10,669
Long-term debt	-	2,500	7,500	-	11,352	7,359	7,500	7,481
Unitholders' equity	140,706	105,974	105,115	104,775	67,327	66,648	66,167	66,147
Non-controlling interest	33,496	33,120	32,716	32,643	41,700	41,471	41,762	41,742
Statement of Earnings								
Sales	71,010	60,751	52,215	38,021	50,686	41,434	38,505	26,819
Earnings before non-controlling interest	6,206	4,678	3,992	1,101	3,676	2,966	2,760	910
Net earnings for the period	4,627	3,332	2,871	684	2,202	1,764	1,637	495
Basic earnings per Unit	$ 0.45	$ 0.39	$ 0.33	$ 0.10	$ 0.38	$ 0.29	$ 0.27	$ 0.10
Diluted earnings per Unit	$ 0.45	$ 0.39	$ 0.33	$ 0.10	$ 0.37	$ 0.29	$ 0.27	$ 0.10
Distributable cash per Unit	$ 0.45	$ 0.43	$ 0.38	$ 0.14	$ 0.44	$ 0.29	$ 0.26	$ 0.14

The liquor retailing industry is subject to seasonal variations with approximately 45% of sales occurring in the first half of the year and 55% occurring in the second half of the year.

Operating Margin

Operating margin (as defined under Non-GAAP Measures) increased to $19.5 million for the year ended December 31, 2006 from $12.9 million in 2005. Operating margin as a percentage of sales was 8.8% for the year ended December 31, 2006 compared to 8.2% in 2005.

For the quarter ended December 31, 2006, operating margin increased by $2.4 million over the same period in 2005 to $7.1 million. As a percentage of sales, operating margin increased to 10.1% for the quarter compared to 9.4% for the same period last year.

For both the year and the quarter the factors contributing to the improvement in operating margin as a percent of sales compared to the same periods of 2005 are the benefit of increased product margins due to increased sales volumes and improved product margin rates. These were partially offset by upward pressure on hourly wage rates in Alberta and an increase in head office staffing to accommodate the Fund's growth strategy.

Earnings before Non-controlling Interest and Net Earnings

Earnings before non-controlling interest for the year ended December 31, 2006 of $16.0 million increased over the same period in 2005, which had earnings before non-controlling interest of $10.3 million. Fourth quarter 2006 earnings before non-controlling interest of $6.2 million compared to $3.7 million for the fourth quarter of 2005.

Net earnings for the year increased by $5.4 million over 2005 to $11.5 million. For the three-month period ended December 31, 2006 net earnings increased by $2.4 million to $4.6 million from $2.2 million in 2005.

Income Taxes

Under existing income tax legislation, the Fund deducts distributions to unitholders that are not a return of capital in the determination of its taxable income. For accounting purposes income tax provisions are only recorded in respect of incorporated subsidiaries. Consequently, income taxes recorded in the Fund's accounts have been nominal.

GAAP requires the effect of changes in income tax legislation on tax provisions to be recorded prospectively once the legislation has been substantively enacted. Since the legislation related to the Tax Fairness Plan has not been substantively enacted, the Fund has not provided for any related income tax effect in its December 31, 2006 financial statements.

Deferred Performance Bonus

A provision of $950,000 has been made in respect of rewarding key management personnel for performance of the Fund for the year ended December 31, 2006. This provision has been factored into the determination of distributable cash for the year ended December 31, 2006. For accounting purposes, the compensation expense related to awards granted under the bonus in respect of 2006 will be recognized in the years 2007 through 2009 on a straight-line basis as the awards vest. For 2007 the expense related to the bonus is expected to be approximately $0.6 million.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the quarter and year ended December 31, 2006 with comparative figures for 2005:

	3 Months ended Dec 31, 2006 (Unaudited)	3 Months ended Dec 31, 2005 (Unaudited)	Year ended Dec. 31, 2006 (Unaudited)	Year ended Dec. 31, 2005 (Unaudited)
Number of stores at December 31	-	-	105	75
Sales	$ 71,009,534	$ 50,685,505	$ 221,997,189	$ 157,443,781
Cost of sales, administrative, operating, and store acquisition and development expenses	63,869,351	45,922,695	202,497,814	144,508,035
Operating margin*	$ 7,140,183	$ 4,762,810	$ 19,499,375	$ 12,935,746
Percent of Sales	10.1%	9.4%	8.8%	8.2%

*Operating margin has been calculated as described under "Non-GAAP Measures"

Sales

Sales for the year ended December 31, 2006 increased by $64.6 million to $222.0 million from $157.4 million for the year ended December 31, 2005. The $64.6 million increase comprises:

- an increase in same store sales of $8.8 million or 7.2% to $130.5 million for the year ended December 31, 2006
- an additional $28.9 million in sales to $64.6 million for the 25 stores acquired or opened in 2005
- sales of $26.9 million for the 30 stores acquired or opened in 2006.

The 2006 same store sales increase of 7.2% was significant for the Fund. For 2007, we expect same store sales growth to be moderate and in the range of 2% to 4%.

Sales for the fourth quarter ended December 31, 2006 increased by $20.3 million to $71.0 million from $50.7 million in the fourth quarter of 2005. The $20.3 million increase comprises:

- an increase in same stores sales of $3.3 million or 7.1%
- sales of $17 million for stores that were acquired or opened after September 30, 2005

Management believes a major factor contributing to the Fund's strong same stores sales increases is the strength of the provincial economies of Alberta and British Columbia.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense ("Operating Expense")

Operating Expense for 2006 increased to $202.5 million, which is $58.0 million higher than in 2005. These increases are consistent with the increase in number of stores being operated. For the three months ended December 31, 2006 Operating Expense was $63.9 million compared to $45.9 million in the same period of 2005.

Provision for Non-growth Property and Equipment

Non-growth property and equipment expenditures refer to capital expenditures that are necessary to sustain current productive capacity, principally store renovations and equipment replacement, together with reserves for further expenditures to maintain productive capacity. Routine repairs and maintenance expenditures are expensed. Management believes that maintenance non-growth property and equipment expenditures should be funded by cash provided by operating activities and therefore should be included in the calculation of distributable cash. Capital spending for growth initiatives is expected to improve future distributable cash or is funded as part of the financing plan for specific acquisition or development initiatives and as such is not deducted from cash provided by operating activities.

The following table provides an analysis of the total expenditures on property and equipment, the amounts reserved for further non-growth expenditures and the amounts charged to expense in the Fund's accounts for repairs and maintenance:

	3 Months ended Dec 31, 2006	3 Months ended Dec 31, 2005	Year ended Dec. 31, 2006	Year ended Dec. 31, 2005
Purchase of property and equipment from the Statement of Cash Flows	$ 1,687,736	$ 910,398	$ 6,838,851	$ 2,618,341
Growth expenditures including amounts relating to developed and acquired stores	1,550,948)	(882,937)	(6,514,405)	(1,962,075)
Purchase of non-growth property and equipment	136,788	27,461	324,446	656,266
Provision for further non-growth property and equipment expenditures	75,554	-	275,554	-
Total provision for non-growth property and equipment	212,342	27,461	600,000	656,266
Repairs and maintenance	126,789	55,589	310,534	215,046
Total expenditures for non-growth property and equipment purchases and repairs and maintenance expense	$ 339,131	$ 83,050	$ 910,534	$ 871,312

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The Fund views distributable cash as an important measure to unitholders as the Fund's objective is to provide a stable and sustainable flow of distributable cash to unitholders. The following table summarizes the distributable cash of the Fund for the three and twelve months ended December 31, 2006 and 2005:

	3 Months ended Dec 31, 2006	3 Months ended Dec 31, 2005	Year ended Dec. 31, 2006	Year ended Dec. 31, 2005
Cash provided by operating activities	$ 6,165,712	$ (106,229)	$ 9,338,866	$ 4,565,121
Net change in non-cash working capital	675,948	4,630,714	8,999,881	7,469,124
LTIP provision	350,000	-	(50,000)	-
Deferred performance bonus	(950,000)	-	(950,000)	-
Provision for non-growth property and equipment	(212,342)	(27,461)	(600,000)	(656,266)
Distributable cash	$ 6,029,318	$ 4,497,024	$ 16,738,747	$ 11,377,979
Weighted average units outstanding	13,495,218	10,330,000	12,000,137	10,024,165
Distributable cash per weighted average unit	$ 0.45	$ 0.44	$ 1.39	$ 1.14
Distributions declared per unit	$ 0.35	$ 0.27	$ 1.24	$ 1.05
Basic earnings per unit	$ 0.45	$ 0.38	$ 1.35	$ 1.04
Diluted earnings per unit	$ 0.45	$ 0.37	$ 1.32	$ 1.03

Distributable cash is a Non-GAAP Measure. Adjustments related to non-cash working capital, obligations in respect of the LTIP and the deferred performance bonus, and expenditures and provisions for maintenance capital are necessary to reconcile distributable cash to its nearest GAAP measure, cash provided by operating activities.

Net Change in Non-cash Working Capital

The Fund's investment in non-cash working capital is primarily related to increased inventory levels. This increase includes the cost of purchasing inventory for stores the Fund develops and opens, the cost of increasing inventory in acquired stores subsequent to their acquisition date, and an increase in current inventory purchased at times when favourable buying conditions exist. Other changes in non-cash working capital are relatively insignificant. The net change in non-cash working capital is added back to cash provided by operating activities in order to fairly reflect the Fund's historic and prospective ability to pay cash distributions.

LTIP Provision

The LTIP is a variable interest entity and is consolidated in the Fund's financial statements. Funding for the LTIP occurs subsequent to the approval of the Fund's annual financial statements. For accounting purposes, the compensation expense related to the LTIP is recognized as LTIP awards vest. Awards under the LTIP are calculated with reference to distributable cash per Unit. Although LTIP awards have no impact on current cash provided by operating activities, the likelihood of those awards requiring a cash payment is such that management believes they should be included in the calculation of distributable cash.

Deferred Performance Bonus

A special deferred bonus in the amount of $950,000 has been awarded to reward key management personnel for operational performance of the Fund for the year ended December 31, 2006. The bonus will be paid in Units which will vest over a three-year period. For accounting purposes, the compensation expense related to the deferred bonus is recognized as the Units vest. Although this bonus has no impact on current cash provided by operating activities, the likelihood of those awards requiring a cash payment is such that management believes they should be included in the calculation of distributable cash.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute available cash from operations to unitholders to the extent determined prudent by the trustees of the Fund. Cash available for distribution is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the trustees, including a provision for awards related to the Fund's long-term incentive plan (the "LTIP"). The policy allows the Fund to make stable monthly distributions to its unitholders based on estimates of distributable cash. The Fund pays cash distributions on or about the 15th of each month to unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of the expected performance of existing and new stores, the competitive environment and economic conditions, including labour market trends.

Based on this review and the financial performance of the Fund, cash distributions have been made or are contemplated as follows:

Payment Dates		Monthly		Annualized
November 15, 2004 to May 16, 2005	$	0.08333	$	1.000
June 16, 2005 to January 16, 2006	$	0.08958	$	1.075
February 15, 2006 to October 16, 2006	$	0.10000	$	1.200
November 15, 2006 to March 15, 2007	$	0.11667	$	1.400
Commencing April 13, 2007*	$	0.12500	$	1.500

*On February 7, 2007, the Fund announced an increase in the level of its cash distributions from $0.1167 per month to $0.125 per month commencing with the April 13, 2007 distribution.

Distributions declared during the year ended December 31, 2006 were $15,153,815 or $1.24 per Unit. On a weighted average basis, distributable cash per Unit was $1.39 for the year. Since inception, distributable cash has exceeded cash distributions by $3,521,400 resulting in a cumulative payout ratio of approximately 88%.

For 2006, the tax deferred portion of distributions for Canadian federal income tax purposes was approximately 28%. It is proposed under the Tax fairness Plan that the taxable income distributed by the Fund be taxed commencing in 2011 or earlier in some circumstances more fully described under the heading "Tax Fairness Plan" below. The Fund is actively reviewing the implications of the Tax Fairness Plan to its unitholders of deferring elective tax deductions until the new regime is in place. As such, the Fund cannot now determine the portion, if any, of the 2007 distributions that will be tax deferred.

As at March 7, 2007, the Fund operates 105 retail liquor stores located in the following communities:

	Alberta			British Columbia		
	Edmonton	Calgary	Other	Lower Mainland	Other	Total
Number of Stores	42	35	20	3	5	105

References to Edmonton and Calgary are to stores located in or near those urban centres.

Other communities served in Alberta include Red Deer (3), Lethbridge (1), Fort McMurray (5), Slave Lake (3), Banff (1), Canmore (2), Grande Prairie (2), Edson (2) and High River (1).

In British Columbia other communities served include Victoria (1), Kamloops (1), Kelowna (2) and Chilliwack (1). The Fund also operates a pub connected to a retail liquor store in British Columbia.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 97 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. We believe that the Fund is one of the two largest liquor store operators in Alberta by revenue.

The Fund also operates eight stores and a pub in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of approximately 600 private stores and 208 government operated stores. There are also approximately 400 agency stores that service small communities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and accompanying notes of Liquor Stores Income Fund (the "Fund") for the year ended December 31, 2006. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements unless otherwise stated.

Throughout this MD&A references are made to "distributable cash", "operating margin", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures". See also "Risk Factors" and "Forward-Looking Statements" below.

References to the Tax Fairness Plan in this MD&A are to the Tax Fairness Plan announced by the Federal Minister of Finance on October 31, 2006, the related draft legislation introduced by the Minister on December 21, 2006 and the "safe harbour" growth guidelines issued in connection to the Tax Fairness Plan by the Federal Department of Finance on December 15, 2006.

This MD&A is dated March 7, 2007.

Overview of the Fund

Issuance of Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta. The trust units ("Units") of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN. Through its 75.6% ownership of Liquor Stores Limited Partnership ("Liquor Stores LP"), the Fund operates 105 retail liquor stores in Alberta and British Columbia and management believes it is the largest liquor store operator in Alberta by number of stores and one of the two largest by revenue.

The Fund commenced business operations on September 28, 2004, when it completed its initial public offering of Units and acquired the net assets of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors") for $97.4 million in cash and Subordinated and Exchangeable LP Units.

In March 2005, March 2006 and October 2006 the Fund issued 1,830,000, 1,600,000 and 1,600,000 Units, respectively, from treasury for aggregate net proceeds of $93.1 million. In conjunction with the March 2006 offering, the Vendors sold 827,132 Units by way of a secondary offering. As at March 7, 2007 there are 10,229,745 Units and 3,300,255 subordinated and exchangeable units outstanding. The Vendors now have a 24.4% non-controlling interest in Liquor Stores LP.

The net proceeds of the March 2005 and March 2006 issuances were used to acquire or develop 55 retail liquor stores and to temporarily repay bank financing. The net proceeds of the October 2006 issuance are also being used to temporarily repay bank financing related to inventory and will be used to fund future acquisitions and development of retail liquor stores. From inception to December 31, 2006, the aggregate cost to acquire and develop retail liquor stores, exclusive of working capital, is approximately $53.4 million.

Subsequent to December 31, 2006, the Fund completed the acquisition of one retail liquor store in Calgary, Alberta. The Fund has also closed a small store in the same market area. The Fund has commitments in place to date that will see an additional six stores being developed and opened in 2007 and several more are under negotiation.



RICK CROOK, President and Chief Operating Officer

Rick Crook joined the Liquor Stores group in May of 2000 as General Manager. He moved up the ranks and was eventually promoted to President of the organization. Although he's managing the entire organization, his heart still lies in the retail side of the business.



"The retail side is definitely one of my favourite facets of the job. That includes working with our people and seeing the stores thrive because, at the end of the day, all the planning and everything we do comes out of that end of it. That's where we measure our success is the front end of the business."

- Started as General Manager
- Has been with the company for 7 years
- Enjoys the retail and operations components of his work

RICK



"I enjoy the people, the fast pace, and the environment. I help with emergencies, I coach, I train. I make sure that the stores have managers, that the managers have staff so they can run their stores."

- Enjoys the coaching role she plays in her position
- Has been an employee for over 5 years
- Oversees more than 20 locations

CHRISTA



CHRISTA SMITH, District Manager

Christa Smith, a District Manager with the Liquor Stores group, has been an employee with the company for over five years. She got her start as a clerk and worked her way up the ranks to become one of the youngest store managers the organization has ever had. She spends her time supporting store managers at over 20 locations across Alberta and British Columbia. Christa finds the job challenging and enjoys the coaching role she plays in her position.



HILARY NASH, Cashier / Supervisor

Hilary Nash has been a clerk at the Liquor Depot for almost six years. She moved to Western Canada from the Manitoba Prairies with her husband and three children, and after being out of the workforce for ten years, decided she needed something to get out of the house.



"Working at the Liquor Depot is a perfect fit; the company's good at adapting to my scheduling needs. Besides, I enjoy interacting with the customers — the store's always busy."

- Appreciates the flexibility of her schedule
- Started with the company in 2002
- Has gained extra responsibility as a supervisor

HILARY



"The managers and staff are well-educated about their products. We probably have some of the best selection out there, and 99 percent of the time, we're not out of stock of anything."

- Enjoys showcasing Liquor Depot's products
- Has been involved in the company since 2002
- Got his start as a store manager

MIKE



MIKE CODRINGTON, Store Manager

Mike Codrington is approaching his sixth year with the Liquor Stores group. He got his start as a store manager when the liquor market was privatized, and he hasn't looked back. Mike enjoys the opportunities he has to meet with restaurant and bar owners to showcase the Liquor Depot's products. He believes that superior product knowledge is one of the things that sets the Liquor Stores Group apart from its competitors.



• Enjoys daily challenges of managing a busy store
• Has been a member of the Liquor Stores team since 1996
• Worked his way up; started as a clerk
KEITH


GAI

"Since I started here, I've seen a lot of changes, which is exciting. I enjoy working with people. Most of my staff are younger people, which keeps me feeling a bit younger."

KEITH CLARK, Store Manager

Keith Clark has been with the Liquor Stores group for nearly ten years. He got his start with the company as a store clerk and eventually worked his way up to Store Manager. Keith enjoys the daily challenges of managing a busy store and diverse staff while still maintaining the high-quality customer service that Liquor Depot customers expect.

President's Message

I'm pleased to report that we've had another exceptional year at Liquor Stores Income Fund. The past year represents not only what we are capable of as an organization, but it also demonstrates what a strong team of individuals we have working with us each and every day. From our front-line team, to district managers and accountants, our diverse group of dedicated employees helped to ensure that 2006 was truly successful.

We witnessed tremendous economic growth in western Canada this year. Consequently, the Fund's store operations also grew: we added 30 new stores to our group - 22 were acquired, and eight are newly developed retail outlets. We now boast 105 stores across BC and Alberta. We've boosted our profile in Calgary with strategic acquisitions, and we're now represented in communities like Kelowna, Chilliwack, Airdrie and Canmore.

Financially, the Fund made significant gains this year as well. The Fund increased its net earnings from $6.0 million for the year ended December 31, 2005 to $11.5 million for the year ended December 31, 2006. Cash distributions were increased twice during the year: from $1.075 ($0.08958 monthly) to $1.20 ($0.10 monthly) commencing February 15, 2006, and from $1.20 to $1.40 ($0.1167 monthly) commencing October 15, 2006. They have been further increased to $1.50 ($0.125 monthly) effective with the payment due April 13, 2007.

We also issued new Fund Units twice during the year. In March, 1,600,000 units were issued for gross proceeds of $32.4 million. And in October an additional 1,600,000 units were issued for gross proceeds of $35.7 million.

All of this growth and all of these gains and acquisitions would have been impossible without the hard work of our employees. A strong economy certainly helps, but without the dedication of staff, it would have been difficult to manage. We have the management team and every single individual that comprises this organization to thank for our success in the past year.

I'm confident that with the organization we've built across Alberta and BC we will continue to grow and expand and with the continued dedication and effort of our employees, we will meet the new challenges this strong economy throws our way.

We invite all unitholders to visit any of our 105 locations, our website liquorstoresincomefund.ca and join us May 15, 2007 at 10:00am at the Fairmont Hotel McDonald (Wedgewood Room), 10065 - 100 St., Edmonton, Alberta for the annual general meeting. Join us as we review the year and look forward to more growth and success in 2007.



RICK CROOK

President and COO, Liquor Stores GP Inc., Administrator of Liquor Stores Income Fund

Report to Unitholders

We are pleased to present our third annual report to unitholders for the fiscal year ending December 31, 2006. The Fund has experienced more than 100 percent growth from its IPO in September of 2004, growing from 50 stores to its current position of 105 stores. Thirty of these stores were acquired or developed in 2006. Over the past year, we experienced exceptional same store sales growth of seven percent, which will moderate in 2007.

The Fund will continue to maintain a similar growth focus with the objective of growing from the current 105 stores to 200 stores over the next three to five years.

On October 31, 2006, the federal Minister of Finance introduced a "Tax Fairness Plan" that, among other things, introduces taxation of Income Trusts beginning in 2011. At that time, Income Trusts would be required to pay a 31.5 percent tax on distributions at the source, and the tax profile of Income Trusts would become similar to that of corporations.

For the taxable holders of our units, the October 31 announcement will likely have little or no impact. The tax will be a source deduction by the Fund instead of being paid when filing a tax return, but the effective tax rate will remain the same.

Unfortunately, as we understand it today, after 2010, holders of units in tax-deferred entities such as RRSPs or pension funds will be subject to the same double taxation as corporations.

The October 31 announcement devalued virtually all trust units by between five and 30 percent. In our particular case, we went from $22.19 at the time of the announcement, to a low of $15.32 for a very short period while panic selling was taking place. The Fund recovered to about 95 percent of the October 31, 2006 value, as of April 5, 2007.

Unless there is a change in proposed legislation, we will likely see those tax-deferred unitholders (RRSPs and pension funds) moving their holdings to taxable investors. In the hands of taxable investors, the effective tax rate post-2011 is the same as now. It is our prognosis that when the smoke clears, the Tax Fairness Plan will virtually be a non-event except to those who overreacted to the October 31 announcement and sold some or all of their units.

The proposed legislation also seeks to limit undue growth and would put a cap of about $235,000,000 on our growth in new capital (but not debt). Our business plan shows a need for about half that amount for growth in the prescribed period and thus we expect to stay within the Safe Harbour provisions of the Tax Fairness Plan without impeding on growth plans. We were also fortunate enough to have completed a unit offering of $35.7 million that closed before October 31, 2006, leaving us with a substantial amount of growth capital entering 2007 on top of $94 million available under the Safe Harbor provisions for 2007.

The Tax Fairness Plan will have little impact on our ability to realize the excellent growth potential that remains in Alberta and BC. This, coupled with a management team whose track record is second to none, leaves us very optimistic about the future prospects for the Liquor Stores Income Fund.



IRV KIPNES

CEO, Liquor Stores GP Inc.,
Administrator of Liquor Stores Income Fund



HENRY BEREZNICKI

Chairman of the Board of Liquor Stores GP Inc.,
Administrator of Liquor Stores Income Fund

Liquor Stores Income Fund - Highlights

QUARTER END UNIT PRICE PLUS CUMULATIVE DISTRIBUTIONS



$ DOLLARS
30
25
20
15
10
5
0
DEC. 31/04
DEC. 31/05
MAR. 31/06
JUN. 30/06
SEP. 30/06
NOV. 01/06*
DEC. 31/06

The fund began trading publicly on September 28, 2004 at a unit price of $10.00 per unit. The above chart is representative of the value per unit based on the $10 issue price compared to the trading value per unit on the final day of each quarter plus the cumulative distributions declared by the Fund from the commencement of the Fund to the last day of each quarter.

*On October 31, 2006 the Minister of Finance (Canada) announced the Tax Fairness Plan. The closing price of the Fund's Units on the Toronto Stock Exchange decreased 20% from $20.04 on October 31, 2006 to $17.70 on November 1, 2006. See "Tax Fairness Plan" in Manangement's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report.

NUMBER OF STORES OPERATED



NUMBER OF STORES
120
100
80
60
40
20
0
2000
2001
2002
2003
2004
2005
2006

The Fund commenced operations on September 28, 2004 with the acquisition of 50 stores from Liquor Depot Corporation (LD) and Liquor World Group Inc. (LW). Prior to September 28, 2004 the number of stores operated is the combined number of LD stores operated by LD as of July 31 and the number of stores operated by LW as of December 31.